EXHIBIT 2.2

Execution Copy

STOCK PURCHASE AGREEMENT

between

HORMEL FOODS CORPORATION

as BUYER,

THE SELLERS NAMED IN THE FIRST PARAGRAPH

and

SELLERS’ REPRESENTATIVE

Dated as of December 29, 2004

i

EXHIBITS *

EXHIBIT A	ENVIRONMENTAL REMEDIATION AGREEMENT

EXHIBIT B	ESCROW AGREEMENT

EXHIBIT C	FORM OF ESTOPPEL CERTIFICATES

EXHIBIT D	FORM OF LEGAL OPINION

EXHIBIT E	FORM OF HOG PRODUCTION AGREEMENT

EXHIBIT F	FORM OF PUT/CALL AGREEMENT

EXHIBIT G	FORM OF AMENDED AND RESTATED LEASES

EXHIBIT H	FORM OF CLOSING NOTE

SCHEDULES *

SCHEDULE 1.1(b)	SELLER PRO RATA CLOSING NOTE AMOUNTS

SCHEDULE 1.8	BALANCE SHEET REFERENCE SCHEDULE

SCHEDULE 1.8(a)	WORKING CAPITAL REFERENCE SCHEDULE

SCHEDULE 1.8(e)	AVERAGE WORKING CAPITAL

SCHEDULE 1.9	ALLOCATION OF PURCHASE PRICE

SCHEDULE 5.15	SELECTED LITIGATION MATTERS

* Exhibits and schedules omitted.  Pursuant to Rule 601(b)(2) of Regulation S-K, these will be furnished supplementally to the Securities and Exchange Commission, upon request.

DEFINED TERMS

Term	Section

AAA	Section 9.6(a)(ii)
Adjustment Escrow Amount	Section 1.1(c)
Affected Employee	Section 5.8(c)
Agreement	Preamble
Annual Financial Statements	Section 2.6
Arbitrator	Section 1.8(b)
Arizona Meats	Section 1.8(b)
Auditor	Section 1.8(b)
Balance Sheet Date	Section 2.7
Buyer	Preamble
Buyer Damages	Section 8.2(a)
Buyer Indemnitees	Section 8.2(a)
Buyer Material Adverse Effect	Section 4.1
CPC	Preamble
CPC Shares	Preamble
Cap Amount	Section 8.2(b)(ii)
Champ	Preamble
Champ Units	Preamble
Claim	Section 8.4
Closing	Section 1.2
Closing Date	Section 1.2
Closing Date Balance Sheet	Section 1.8(a)
Closing Date Working Capital Schedule	Section 1.8(a)
Closing Debt	Section 1.1(b)
Closing Note	Section 1.1(b)
Closing Payment	Section 1.1(b)
Closing Statement	Section 1.8(a)
Code	Section 2.11(b)
Companies	Preamble
Company	Preamble
Company Plans	Section 2.11(a)
Confidentiality Agreement	Section 5.2(b)
Confidential Information	Section 5.2(c)
Contract	Section 2.2
Corcpork	Preamble
DOJ	Section 5.3(b)
EBITDA Escrow Amount	Section 1.1(c)
Environmental Authorizations	Section 2.17(a)
Environmental Law	Section 2.17(f)
ERISA	Section 2.11(a)
ERISA Affiliates	Section 2.11(d)
Escrow Amount	Section 1.1(b)
Escrow Agent	Section 1.1(c)
Escrow Agreement	Section 1.3(d)

v

Escrow Period	Section 8.7(b)
Estoppel Certificates	Section 5.10
Excess Allocation	Section 5.7(d)
Excess Working Capital	Section 1.8(e)
FJF	Preamble
FTC	Section 5.3(b)
FJF Shares	Preamble
Farmer John	Preamble
Farmer John Business	Preamble
Farmer John Intellectual Property	Section 2.16(a)
Financial Statements	Section 2.6
Food and Drug Act	Section 2.19(b)
Food Laws	Section 2.19(b)
GAAP	Section 1.8(a)
Governmental Authorizations	Section 2.10(b)
HSR Act	Section 2.5
Hazardous Materials	Section 2.17(f)
Hog Production Agreement	Section 1.3(l)
Income Tax Returns	Section 5.6(a)
INS	Section 2.12(l)
IRS	Section 2.13(h)
Indemnification Escrow Amount	Section 1.1(c)
Law	Section 2.5
Laws	Section 2.5
Latest Balance Sheet	Section 2.6
Latest Financial Statements	Section 2.6
Leased Real Property	Section 2.14(a)
Liens	Section 2.4
Net Book Value Target Amount	Section 1.8(d)
Non-Terminating Party	Section 9.2
Other Antitrust Regulations	Section 5.3(a)
Other Rights and Remedies	Section 8.6(a)
Owned Real Property	Section 2.14(a)
PBGC	Section 2.11(d)
PFFJ	Preamble
PFFJ Shares	Preamble
Pending Claims	Section 8.7(c)
Person	Section 2.2
Products	Section 2.19(a)
Pre-Closing Tax Period	Section 5.6(e)
Property	Section 2.17(f)
Purchase Price	Section 1.1(b)
Put/Call Agreement	Section 1.3(m)
Real Property	Section 2.14(a)
Real Property Leases	Section 2.14(a)
Release	Section 2.17(f)

Remedial Action	Section 2.17(f)
Retained Assets	Section 5.1(c)(i)
Retained Cash	Section 8.7(c)
Returns	Section 2.13(a)
Returned Cash	Section 8.7(c)
Representatives	Section 9.6(a)(i)
Securities	Preamble
Securities Purchase	Section 1.1(c)
Selected Litigation Matters	Section 5.15
Seller	Preamble
Seller Damages	Section 8.3(a)
Seller Indemnitees	Section 8.3(a)
Seller Disclosure Letter	Article II
Seller Material Adverse Effect	Section 2.1
Seller Restricted Business	Section 5.9(a)
Sellers	Preamble
Sellers’ Representative	Preamble
Shareholder Agreement	Section 8.1
Survival Period	Section 8.1
Subsidiaries	Section 2.2
Tax or Taxes	Section 2.13(p)
Tax Affiliate	Section 2.13(a)
Tax Benefit	Section 5.6(j)
Tax Claim	Section 5.6(e)
Title Policy	Section 5.10
Total Shortfall	Section 1.8(f)
WARN Act	Section 2.12(j)
Work Permits	Section 2.12(l)
Working Capital	Section 1.8(b)
Working Capital Shortfall	Section 1.8(e)
Working Capital Target Amount	Section 1.8(e)
2004 EBITDA	Section 1.8(b)
2004 Income Statement	Section 1.8(a)

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT, dated as of December 29, 2004 (this “Agreement”), is made and entered into by and among Hormel Foods Corporation, a Delaware corporation (“Buyer”), and Joseph D. Clougherty, Anthony P. Clougherty, Bernard J. Clougherty, Kathleen C. Regan, the Bernard J. Clougherty Annuity Trust, the Joseph D. Clougherty Annuity Trust, the Anthony P. Clougherty Annuity Trust and the Kathleen C. Regan Annuity Trust (collectively, the “Sellers” and each a “Seller”) and Patrick F. Collins (the “Sellers’ Representative”).  Sellers and Buyer are hereinafter collectively referred to as the “parties” and each individually as a “party.”

WHEREAS, Sellers beneficially own all the outstanding shares of capital stock or equity interests, as the case may be, of Clougherty Packing Company, a California corporation (“CPC”), PFFJ Inc., an Arizona corporation (“PFFJ”), Corcpork Inc., a California corporation (“Corcpork”), FJ Foodservice Inc., a California corporation (“FJF”), and Champ LLC, a Wyoming limited liability company (“Champ” and, together with CPC, PFFJ, Corcpork, FJF and their respective direct and indirect subsidiaries identified on Section 2.2 of the Seller Disclosure Letter (other than Arizona Meats), “Farmer John”) (CPC, PFFJ, Corcpork, FJF and Champ are sometimes each individually referred to in this Agreement as the “Company” or collectively, as the “Companies”); and

WHEREAS, Corcpork and CPC collectively own 100% of the partnership interests of Corcpork Company, a California general partnership (“CC”); and

WHEREAS, Farmer John, by and through the operations of the Companies and their direct and indirect subsidiaries (including CC), is engaged primarily in the operation of a meatpacking enterprise whose products are sold under the Farmer John trademark, included in which are three hog farms (PFFJ, Champ and CC) and a plant for the processing of pork products for the food service industry (FJF) (the “Farmer John Business”); and

WHEREAS, Sellers desire to sell and Buyer desires to purchase (A) Farmer John (other than Corcpork and the partnership interests of CC held by CPC) in a single and indivisible transaction by means of the sale and purchase of (1) all 1,000,000 of the issued and outstanding shares of common stock of CPC and all 1,000,000 issued and outstanding shares of Class A Nonvoting Common Stock of CPC (the “CPC Shares”), (2) all 500,000 of the issued and outstanding shares of common stock of PFFJ and all 1,000,000 issued and outstanding shares of Class A Nonvoting Common Stock of PFFJ (the “PFFJ Shares”), (3) all 50,000 of the issued and outstanding shares of common stock of FJF and all 50,000 issued and outstanding shares of Class A Nonvoting Common Stock of FJF (“FJF Shares”) and (4) all of the issued and outstanding equity interests of Champ (the “Champ Units”, and, together with the CPC Shares, PFFJ Shares, and FJF Shares, the “Securities”); and (B) Corcpork and the partnership interests of CC held by CPC in a separate transaction in accordance with and subject to the conditions of a separate agreement between Buyer, on the one hand, and Corcpork and CLC, on the other hand, as contemplated herein; and

WHEREAS, Joseph D. Clougherty, Anthony P. Clougherty, Bernard J. Clougherty, James B. Stephenson, Michael D. Terrill, Larry Swafford, Timothy Sinskey, Ernie Arauza, Donald Davidson and Martha Hudak-Roos are entering into employment agreements with Farmer John as of the date of this Agreement, which are to be effective as of the Closing Date (the “Employment Agreements”); and

WHEREAS, CPC, on the one hand, and Corcpork and CC, on the other hand, are entering into a hog production agreement effective as of the Closing Date; and

WHEREAS, Buyer, Sellers and Sellers’ Representative are entering into an environmental remediation agreement substantially in the form attached hereto as Exhibit A (the “Environmental Remediation Agreement”), effective as of the Closing Date; and

WHEREAS, prior to the Closing Date, CPC will transfer and assign its partnership interest in CC to Corcpork, LLC, a Delaware limited liability company (“CLC”); and

WHEREAS, Buyer and Sellers desire to make certain representations, warranties, covenants and agreements in connection with and establish various conditions precedent to, the Securities Purchase.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound, the parties agree as follows:

ARTICLE I

PURCHASE AND SALE OF SECURITIES

Section 1.1             Purchase and Sale.  On the terms and subject to the conditions of this Agreement, at the Closing:

(a)   Sellers will sell, convey, assign, transfer and deliver to Buyer, and Buyer will purchase, acquire and accept from Sellers, the Securities, free and clear of all Liens.  Each Seller waives any co-sale rights, rights of first refusal or similar rights that such Seller may have relating to Buyer’s purchase of the Securities, whether conferred by the organizational documents of the Companies, by contract or otherwise;

(b)   Buyer will pay to Sellers, for the account of Sellers, an aggregate amount equal to $185,650,000 less the net indebtedness for borrowed money of any of the Companies as of the Closing Date (the “Closing Debt”) (such amount being referred to as the “Closing Payment”), plus or minus the amount, if any, by which the Working Capital exceeds or falls below the Working Capital Target Amount as calculated in Section 1.8(e) and plus or minus the amount, if any, of the EBITDA Excess or EBITDA Shortfall (the Closing Payment, as so adjusted, constitutes the “Purchase Price”), less the amount of $39,000,000, which amount shall be deducted from the Closing Payment and deposited in escrow (the “Escrow Amount”) in accordance with Section 1.1(c), by delivery to each Seller of an unsecured promissory note in the form attached hereto as Exhibit H (each, a

“Closing Note” and collectively, the “Closing Notes”), in the principal amount equal to such Seller’s pro rata portion of the amount equal to the Closing Payment less the Escrow Amount (as set forth in Schedule 1.1(b));

(c)   On the first business day after the Closing Date, Buyer will deposit the Escrow Amount with U.S. Bank National Association (the “Escrow Agent”) to be held in escrow by the Escrow Agent in accordance with the terms of the Escrow Agreement.  Of the Escrow Amount, $23,000,000 shall be the “Adjustment Escrow Amount,” and $16,000,000 shall be the “Indemnification Escrow Amount;”

(d)   On the first business day after the Closing Date, Buyer shall repay, or cause to be repaid, on behalf of Farmer John, the Closing Debt by wire transfer of immediately available funds as provided for in the Payoff Letters to be delivered as provided in Section 6.3(k); and

(e)   The limited liability company agreement for Champ in effect as of the Closing Date shall be deemed to be amended to reflect the transfer of the Champ Units to Buyer and the substitution of Buyer as the sole member of Champ in place of the Sellers.

The transactions contemplated by this Section 1.1 are sometimes referred to as the “Securities Purchase.”

Section 1.2             Time and Place of Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Dorsey & Whitney LLP, Suite 1500, 50 South Sixth Street, Minneapolis, Minnesota 55402, at 9:00 a.m. local time on December 29, 2004, assuming satisfaction or waiver of all conditions set forth in Article VI hereof (the “Closing Date”), or at such other place and on such other date as may be mutually agreed by Buyer and Sellers, in which case “Closing Date” means the date so agreed.  The failure of the Closing will not ipso facto result in termination of this Agreement and will not relieve any party of any obligation under this Agreement.  The Closing will be effective as of the close of business on the Closing Date.

Section 1.3             Deliveries by Sellers.  Subject to the terms and conditions of this Agreement, at the Closing, Sellers will deliver, or cause to be delivered, the following to Buyer:

(a)   Certificates representing the Securities, accompanied by stock powers duly endorsed in blank or accompanied by duly executed instruments of transfer and such other duly executed instruments of transfer with respect to the Securities as may be reasonably required by Buyer;

(b)   A certificate from each of the Sellers, dated the Closing Date, stating that the conditions set forth in Section 6.3 of this Agreement have been satisfied;

(c)   [Reserved]

(d)   The minute books, stock or equity records, corporate seal and other materials related to the corporate administration of each of the Companies and their respective Subsidiaries;

(e)   A copy, duly executed by Sellers’ Representative, of the Escrow Agreement substantially in the form attached hereto as Exhibit B (the “Escrow Agreement”);

(f)    A duly executed FIRPTA statement in a form acceptable to Buyer for purposes of satisfying Buyer’s obligations under Treasury Regulation Section 1.1445-2(b)(2);

(g)   The Estoppel Certificates;

(h)   Evidence, reasonably satisfactory to Buyer, of all title insurance commitments, policies, riders and surveys with respect to the Real Property of each of the Companies (other than Corcpork) and their respective Subsidiaries;

(i)    A certificate of good standing from each Company issued by the Secretary of State of the state of incorporation or organization of such Company, as of a recent date;

(j)    The resignations of all members of the boards of directors and all officers of the Companies identified by Buyer prior to Closing;

(k)   A legal opinion from counsel for Sellers in the form attached hereto as Exhibit D;

(l)    A hog production agreement between CPC and CC in the form attached hereto as Exhibit E (the “Hog Production Agreement”);

(m)  A put/call option agreement with respect to Corcpork and CLC in the form attached hereto as Exhibit F (the “Put/Call Agreement”);

(n)   The amended and restated lease agreements in the forms attached hereto as Exhibits G-1 and G-2 (the “Restated Leases”);

(o)   The Environmental Remediation Agreement; and

(p)   Such other certificates, documents and instruments that Buyer reasonably requests prior to Closing to facilitate the consummation of the transactions contemplated by this Agreement.

Section 1.4             Deliveries by Buyer.  Subject to the terms and conditions of this Agreement, at the Closing, Buyer will deliver the following to Sellers or the Escrow Agent, as applicable:

(a)   To Sellers, the Closing Notes, for an aggregate amount equal to the Closing Payment less the Escrow Amount as set forth in Section 1.1 of this Agreement, such Closing Notes to be payable on the first business day after the Closing Date by wire transfer of immediately available funds to the accounts that have been designated by Sellers’ Representative to Buyer as soon as reasonably practicable prior to the Closing Date;

(b)   To the Escrow Agent, the Escrow Amount, in immediately available funds, as set forth in Section 1.1 of this Agreement;

(c)   To Sellers, a certificate of an appropriate officer of Buyer, dated the Closing Date and stating that the conditions set forth in Section 6.2(a) and (b) of this Agreement have been satisfied;

(d)   A copy, duly executed by Buyer and the Escrow Agent, of the Escrow Agreement;

(e)   The Put/Call Agreement;

(f)    Each of the Restated Leases;

(g)   The Environmental Remediation Agreement; and

(h)   All other documents, instruments and writings required to be delivered by Buyer at or (to the extent not previously delivered) prior to the Closing Date under this Agreement.

Section 1.5             Sellers’ Representative.

(a)   Sellers hereby appoint Patrick F. Collins (or any person appointed as a successor Sellers’ Representative pursuant to this Section 1.5) as their representative and agent under this Agreement, the Escrow Agreement, the Put/Call Agreement and the Environmental Remediation Agreement.

(b)   Until all obligations under this Agreement have been discharged (including all indemnification obligations under Article VIII of this Agreement), Sellers who, immediately prior to the Closing, are entitled to receive 50% or more of the Closing Payment, may, from time to time upon written notice to Sellers’ Representative and Buyer, remove Sellers’ Representative or appoint a new Sellers’ Representative upon the death, incapacity, resignation or removal of Sellers’ Representative.  If, after the death, incapacity, resignation or removal of Sellers’ Representative, a successor Sellers’ Representative has not been appointed by Sellers within 30 business days after a request by Buyer, Buyer will have the right to appoint a Sellers’ Representative to fill any vacancy so created by written notice of such appointment to Sellers.

(c)   Sellers authorize Sellers’ Representative to take any action and to make and deliver any certificate, notice, consent or instrument required or permitted to be made or delivered under this Agreement or under the documents referred to in this Agreement, to waive any requirements of this Agreement or to enter into one or more amendments or supplements to this Agreement that Sellers’ Representative determines in Sellers’

Representative’s sole and absolute discretion to be necessary, appropriate or advisable, which authority includes the execution and delivery of the Escrow Agreement on behalf of Sellers and any amendments or supplements thereto and the performance of all obligations thereunder, including authority to collect and pay funds and dispute, settle, compromise and make all claims.  The authority of Sellers’ Representative includes the right to hire or retain, at the sole expense of Sellers, such counsel, investment bankers, accountants, representatives and other professional advisors as Sellers’ Representative determines in Sellers’ Representative’s sole and absolute discretion to be necessary, appropriate or advisable in order to perform this Agreement and the Escrow Agreement.  Any party will have the right to rely upon any action taken by Sellers’ Representative, and to act in accordance with such action without independent investigation.

(d)   Buyer will have no liability to any Seller or otherwise arising out of the acts or omissions of Sellers’ Representative or any disputes among Sellers or with Sellers’ Representative.  Buyer may rely entirely on its dealings with, and notices to and from, Sellers’ Representative to satisfy any obligations it might have under this Agreement, the Escrow Agreement or any other agreement referred to in this Agreement or otherwise to Sellers.

(e)   Sellers’ Representative shall not have any liability to any Seller for any action taken in good faith by Sellers’ Representative (after such consultation with Sellers as may be reasonable or appropriate under the circumstances) pursuant to its appointment hereunder.  Sellers hereby agree jointly and severally to indemnify, defend and hold harmless Sellers’ Representative from and against any damages, costs, expenses, losses or liabilities (including, without limitation, any attorneys’ fees and costs) of any kind Sellers’ Representative may incur or sustain in connection with the performance in good faith of his duties hereunder.  Without limiting the foregoing, Sellers agree to reimburse Sellers’ Representative, promptly upon Sellers Representative’s request therefore (together with reasonable supporting documentation), for all out-of-pocket costs and expenses incurred by or at the direction of Sellers’ Representative in connection with the performance of his duties hereunder.

Sellers’ Representative accepts the appointment made by this Section 1.5 and agrees to abide by the provisions of this Section 1.5.

Section 1.6             Books and Records.  Sellers agree to deliver to Buyer at or as soon as practicable after the Closing all books and records of each of the Companies and their respective Subsidiaries (including correspondence, memoranda, books of account, personnel and payroll records and the like), except the books and records relating solely to the Corcpork and CC, which shall be retained by Sellers.

Section 1.7             Related Party Accounts.  On or prior to the Closing Date, all related party accounts between Farmer John, on the one hand, and any of the Sellers or their affiliates, on the other hand, shall be settled, paid in full and/or canceled.

Section 1.8             Working Capital and EBITDA Purchase Price Adjustments.

(a)   Within 120 calendar days following the Closing, Sellers will prepare, or cause to be prepared, and deliver to Buyer (i) an audited consolidated balance sheet (the “Closing Date Balance Sheet”) for Farmer John as of the close of business on the Closing Date prepared in accordance and consistent with the balance sheet set forth on Schedule 1.8 attached hereto, (ii) an audited consolidated and combined statement of operations of the Farmer John Business for the fiscal year-ended December 25, 2004 (the “2004 Income Statement”), and (iii) a statement of 2004 EBITDA (without taking into consideration the closing of the transactions contemplated by this Agreement, and, prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a basis consistent with the preparation of the Annual Financial Statements).  The Closing Date Balance Sheet will include a combined consolidated schedule of Working Capital for Farmer John as of the Closing Date, determined in a manner consistent with Schedule 1.8(a) attached hereto (the “Closing Date Working Capital Schedule”) and a statement (the “Closing Statement”) reflecting the calculation of any adjustment to the Closing Payment under Section 1.8(f), accompanied by a certificate of James Stephenson to the effect that such statement has been prepared in accordance with the terms of this Agreement.  In connection with the preparation of the Closing Date Balance Sheet and the Closing Date Working Capital Schedule, Sellers shall conduct a physical inventory for purposes of determining the amount of inventory of the Farmer John Business on the Closing Date to be included in such Closing Date Working Capital Schedule.  A representative designated by Buyer may be present, at its own cost, to witness the physical inventory.

(b)   As used in this Agreement, “2004 EBITDA” shall mean consolidated income from operations of Farmer John for the fiscal year ending December 25, 2004, calculated in accordance with GAAP on a basis consistent with the preparation of the Annual Financial Statements, (1) plus depreciation and amortization (excluding amortization or write-off of goodwill resulting from the acquisition) and (2) including all transaction-related expenses of Sellers and the Companies not paid for directly by Sellers, including but not limited to fees and expenses of attorneys, investment bankers, accountants, consultants and other advisors, and one-time management incentive bonuses payable upon completion of the transaction.  No income or expense shall be included within the definition of EBITDA in respect of any “extraordinary items” as such term is defined in Paragraphs 21 and 22 of APB Opinion No. 9, notwithstanding that such accounting bulletin has or may in the future be superseded.  As used in this Agreement, “Working Capital” shall mean (1) current assets less cash, short-term investments and any other current assets to be included in the Retained Assets, minus (2) current liabilities (including all checks issued by any of the Companies that are outstanding on the Closing Date, but excluding the current portion of long-term debt and any accrued interest thereon), all determined in accordance with GAAP applied on a basis consistent with the presentation of the Annual Financial Statements.

(c)   Buyer may object to the Closing Date Balance Sheet and the 2004 Income Statement on the basis that they were not prepared in accordance with GAAP applied on a basis consistent with the preparation of the Annual Financial Statements and/or that the calculation of the Closing Date Working Capital or 2004 EBITDA contain(s)

mathematical or computational errors.  Buyer shall have a period of 30 calendar days after delivery of the Closing Date Balance Sheet, the Closing Date Working Capital Schedule and the Closing Statement to review such documents and make any objections it may have in writing to Sellers’ Representative.  Sellers will make the work papers and back-up materials used in preparing the Closing Date Balance Sheet, the Closing Date Working Capital Schedule and 2004 EBITDA available at CPC’s headquarters in Vernon, California to Buyer and any advisers to Buyer for this purpose at reasonable times and upon reasonable notice during (i) the review by Buyer of the Closing Date Balance Sheet and the Closing Date Working Capital Schedule and Sellers’ determination of the Closing Date Working Capital and the 2004 EBITDA and (ii) the resolution by Buyer and Sellers’ Representative of any objections to the Closing Date Balance Sheet, the Closing Date Working Capital Schedule or the calculations of the Closing Date Working Capital or 2004 EBITDA.  If written objections are delivered to Sellers’ Representative by Buyer within the permitted period for objection described above, then Buyer and Sellers’ Representative shall attempt in good faith to resolve the matter or matters in dispute.  If no written objections are made by Buyer within the permitted period for objection, then the Closing Date Balance Sheet, the Closing Date Working Capital, the Closing Statement and the determinations of the Closing Date Working Capital and 2004 EBITDA shall be final and binding on the parties.  If disputes with respect to the Closing Date Balance Sheet, the Closing Date Working Capital Schedule, the Closing Statement or the determinations of Closing Date Working Capital or 2004 EBITDA cannot be resolved by Buyer and Sellers’ Representative within 30 calendar days after timely delivery of any objections thereto, then, at the request of Buyer or Sellers’ Representative, the specific matters in dispute shall be submitted to the Denver, Colorado office of KPMG LLP (the “Arbitrator”) or such other independent accounting firm as may be approved by Sellers’ Representative and Buyer, which firm shall render its opinion as to such specific matters.  The Arbitrator will render its opinion only with respect to the matters properly raised by Buyer and not resolved with Sellers’ Representative, strictly in accordance with the provisions set forth in Sections 1.8(a) and (b).  Based on such opinion, the Arbitrator will then send to Sellers’ Representative and Buyer its determination of the specified matters in dispute, which determination shall be final and binding on the parties hereto.  Buyer, on the one hand, and Sellers (acting through Sellers’ Representative), on the other hand, shall each bear its or their own expenses and fees and the fees and expenses of its or their own representatives and experts, including its or their own independent accountants, in connection with the preparation, review, dispute (if any) and final determination of the Closing Date Working Capital and 2004 EBITDA.  The costs, expenses and fees of the Arbitrator shall be borne by Buyer, on the one hand, and by Sellers (acting through Sellers’ Representative), on the other hand, based on the percentage that the portion of the contested amount not awarded to such party bears to the amount actually contested by such party.

(d)   In the event that the calculation of 2004 EBITDA

(i)            does not equal or exceed $23,000,000, then the Purchase Price will be adjusted as follows:  Following the final determination thereof, Buyer shall be entitled to receive from the Escrow Agent out of the Adjustment Escrow Amount

$8.00 for every $1.00 that 2004 EBITDA falls below $23,000,000, up to a maximum of $20,000,000 (such payment is referred to herein as the “EBITDA Shortfall”) to be paid in accordance with Section 1.8(f).

(ii)           exceeds $24,200,000, then the Purchase Price will be adjusted as follows: following the final determination thereof the Buyer shall make payment to Sellers by wire transfer in immediately available funds of $8.00 for every $1.00 of 2004 EBITDA that exceeds $24,200,000, up to a maximum of $10,000,000, to be paid in accordance with Section 1.8(f) (such payment is referred to herein as the “EBITDA Excess”).

(e)   If the calculation of Closing Date Working Capital as finally determined under Section 1.8(b) is less than the Working Capital Target Amount (as defined below), then Buyer shall be entitled to receive from the Escrow Agent out of the Adjustment Escrow Amount the amount of such deficiency, subject to and in accordance with the provisions of Section 1.8(f) (the “Working Capital Shortfall”).  For purposes of this Agreement, the “Working Capital Target Amount” shall equal the average of the Working Capital amounts for the consolidated operations of Farmer John as of the last day of each of the twelve monthly periods ending December 25, 2004 for Farmer John’s fiscal year 2004 (the “Average Working Capital”).  The Average Working Capital shall be determined by adding each of the end-of-period Working Capital amounts for the first eleven monthly periods in Farmer John’s 2004 fiscal year as set forth in Schedule 1.8(e) attached hereto, to the twelfth monthly period Working Capital amount (to be determined from the Closing Date Balance Sheet) and dividing that sum by twelve.  In the event that the amount of the Working Capital Shortfall is not fully funded by the Adjustment Escrow Amount, Sellers shall pay the balance thereof to Buyer, subject to and in accordance with the provisions of Section 1.8(f).  If the Closing Date Working Capital reflected on the Closing Date Balance Sheet is greater than the Working Capital Target Amount, Buyer will pay to Sellers by wire transfer in immediately available funds to the account or accounts designated by Sellers’ Representative the amount of such excess, subject to and in accordance with Section 1.8(f) (the “Excess Working Capital”).

(f)    If there is an EBITDA Shortfall and a Working Capital Shortfall, then, within five days of the final determination of both the EBITDA Shortfall and the Working Capital Shortfall, Buyer shall be entitled to receive from the Escrow Agent out of the Adjustment Escrow Amount the amount equal to the sum of the EBITDA Shortfall and the Working Capital Shortfall (the “Total Shortfall”).  If the amount of the Total Shortfall is not fully funded by the Adjustment Escrow Amount, Sellers shall pay the balance thereof to Buyer by wire transfer in immediately available funds to the account or accounts designated by Buyer.  If there is an EBITDA Shortfall and Excess Working Capital, then, within five days of the final determination of both the EBITDA Shortfall and the Excess Working Capital, Buyer shall be entitled to receive from the Escrow Agent out of the Adjustment Escrow Amount the amount, if any, by which the EBITDA Shortfall exceeds the Excess Working Capital.  If the Excess Working Capital exceeds the EBITDA Shortfall, then Buyer shall, not later than five days after the final determination of the EBITDA Shortfall and the Excess Working Capital, pay to Sellers

the amount of such excess and the Escrow Agent shall release to Sellers the entire Adjustment Escrow Amount not later than concurrently with such payment by Buyer.  If the amount by which the EBITDA Shortfall exceeds the Excess Working Capital is not fully funded by the Adjustment Escrow Amount, Sellers shall pay the balance thereof to Buyer, not later than concurrently with the release of the Adjustment Escrow Amount by the Escrow Agent to Buyer, by wire transfer in immediately available funds to the account or accounts designated by Buyer.  If there is an EBITDA Excess and Excess Working Capital, then, within five days of the final determination of both the EBITDA Excess and the Excess Working Capital, Buyer shall pay to Sellers the amount of the sum of the EBITDA Excess and the Excess Working Capital and the Escrow Agent shall release to Sellers the entire Adjustment Escrow Amount, not later than concurrently with such payment by Buyer.   If there is an EBITDA Excess and a Working Capital Shortfall, then, within five days of the final determination of both the EBITDA Excess and the Working Capital Shortfall, Buyer shall be entitled to receive from the Escrow Agent out of the Adjustment Escrow Amount the amount, if any, by which the Working Capital Shortfall exceeds the EBITDA Excess.  If the EBITDA Excess exceeds the Working Capital Shortfall, then Buyer shall, not later than five days after the final determination of the EBITDA Excess and the Working Capital Shortfall, pay to Sellers the amount of such excess and the Escrow Agent shall release to Sellers the entire Adjustment Escrow Amount, not later than concurrently with such payment by Buyer.  If the amount by which the Working Capital Shortfall exceeds the EBITDA Excess is not fully funded by the Adjustment Escrow Amount, Sellers shall pay the balance thereof to Buyer, not later than concurrently with the release by the Escrow Agent to Buyer of the Adjustment Escrow Amount, by wire transfer in immediately available funds to the account or accounts designated by Buyer.  If there is (i) an EBITDA Shortfall that equals the Excess Working Capital, (ii) an EBITDA Excess that equals a Working Capital Shortfall, or (iii) no EBITDA Shortfall or EBITDA Excess and no Excess Working Capital or Working Capital Shortfall, then, in any such event, not later than five days after the final determination thereof, the Escrow Agent shall release to Sellers the entire Adjustment Escrow Amount.

Section 1.9             Allocation of Purchase Price.  The Purchase Price will be allocated among the Securities and the covenants not to compete contained within those Employment Agreements to which Sellers are a party in accordance with Schedule 1.9.  None of the parties hereto will, or will permit their affiliates to, take any position inconsistent with such allocation for any Tax purpose, including in connection with any Tax Return or Tax Audit, unless required to do so by applicable Law.

ARTICLE II

REPRESENTATIONS AND WARRANTIES
REGARDING FARMER JOHN

Except as set forth in a letter to be delivered by Sellers to Buyer concurrently with this Agreement (the “Seller Disclosure Letter”), Sellers, jointly and severally, represent and warrant to Buyer as follows:

Section 2.1             Organization; etc.  Each of the Companies (a) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (b) has all requisite power and authority, and all authorizations, licenses, permits and certifications, to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, and (c) is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership, operation or leasing of its properties makes such qualification necessary, except where the failure to be so organized, existing and in good standing, to have such power and authority and such authorizations, licenses, permits and certifications or to be so qualified would not, individually or in the aggregate, have or would be reasonably likely to have, a Seller Material Adverse Effect.  As used in this Agreement, the term “Seller Material Adverse Effect” means any change, effect, event, occurrence or state of facts that is, or is reasonably expected to be, materially adverse to the business, properties, financial condition or results of operations of the Farmer John Business, taken as a whole, provided, that none of the following shall be deemed in and of themselves to constitute a Seller Material Adverse Effect:  any change, effect, event, occurrence or state of facts relating to, caused by or resulting from (i) the United States economy (provided that the Farmer John Business is not disproportionately affected thereby), (ii) the industries in which the Farmer John Business operate in general (provided that the Farmer John Business is not disproportionately affected thereby), or (iii) the announcement of this Agreement or the transactions contemplated hereby.

Section 2.2             Subsidiaries.  Section 2.2 of the Seller Disclosure Letter lists each subsidiary owned by any Company, whether direct or indirect (together with CC, but excluding Arizona Meats, the “Subsidiaries”), and the Persons owning such equity interests and the percentage of the outstanding equity interests so owned.  For purposes of this Agreement, “Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, governmental entity or other entity.  All issued and outstanding equity interests of each Subsidiary are duly authorized, validly issued, fully paid and nonassessable, free of preemptive rights or any other third-party right, free and clear of all Liens, and in certificated form and have been offered, sold and issued by such Subsidiary in compliance with applicable securities and corporate Laws and such Subsidiary’s organizational documents.  There is no option, warrant, call, subscription, convertible security, right (including preemptive rights) or Contract of any character to which any Subsidiary is a party or by which it is bound obligating any Subsidiary to issue, exchange, transfer, sell, repurchase, redeem or otherwise acquire any equity interest of such Subsidiary or obligating such Subsidiary to grant, extend, accelerate the vesting of or enter into any such option, warrant, call, subscription, convertible security, right or Contract.  For purposes of this Agreement, the term “Contract” means a contract, agreement, commitment or binding understanding, whether oral or written, that is in effect as of the date of this Agreement or any time after the date of this Agreement.

Section 2.3             Capitalization.  Section 2.3 of the Seller Disclosure Letter sets forth (a) the authorized capital stock or equity interests of each Company, (b) the number of issued and outstanding shares of capital stock or equity interests of each Company and (c) the names and addresses of each record holder of the issued and outstanding shares of capital stock or equity interests of each Company and the number of shares or equity interest held by each such holder.  The CPC Shares, PFFJ Shares, Corcpork Shares and FJF Shares represent all the outstanding capital stock of CPC, PFFJ, Corcpork and FJF, respectively.  The Champ Units represent all the outstanding equity interests of Champ.  Except for the Securities and the capital stock of Corcpork, and as set forth in Section 2.3 of the Seller Disclosure Letter, there are not, and at the Closing there will not be, (i) any capital stock or other equity interests in any Company issued or outstanding or (ii) except with respect to the put/call option with respect to the Corcpork capital stock pursuant to the Put/Call Agreement, any subscriptions, options, warrants, calls, rights (including preemptive rights), convertible securities or other agreements or commitments of any character obligating any Company, to issue, exchange, transfer, sell, repurchase, redeem or otherwise acquire any of its capital stock or other equity interests, or (iii) except with respect to the put/call option with respect to the Corcpork capital stock pursuant to the Put/Call Agreement, any agreements, arrangements or understandings obligating any Seller or any Company to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, call, right or agreement granting any person any rights in any Company similar to capital stock or other equity interests.  There are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to any of the Companies.  Except as set forth in Section 2.3 of the Seller Disclosure Letter, there are no registration rights agreements, no voting trusts, proxies or other agreements and no restrictions on transfer with respect to any capital stock or units of any Company.  Except for CPC’s ownership of Arizona Meat Products Company, an Arizona corporation (“Arizona Meats”), no Company owns any interest in any corporation, general or limited partnership, limited liability company, joint venture, estate, trust or other association other than the Subsidiaries, and the Farmer John Business is conducted exclusively through the Companies.

Section 2.4             Ownership of Securities.  Except as set forth in Section 2.4 of the Seller Disclosure Letter, all the CPC Shares, PFFJ Shares, Corcpork Shares, FJF Shares and Champ Units are owned of record and beneficially by Sellers free and clear of all liens, pledges, charges, claims, security interests or other encumbrances of any kind, whether consensual, statutory or otherwise (collectively, “Liens”).  The CPC Shares, PFFJ Shares, Corcpork Shares, FJF Shares and Champ Units are all duly authorized, validly issued, fully paid and non-assessable, free of preemptive rights or restrictions on transfer or any other third party rights and, except for the Champ Units, in certificated form, and have been offered, sold and issued by CPC, PFFJ, Corcpork, FJF and Champ, respectively, in compliance with all applicable securities and corporate Laws, agreements or contracts applicable to the Companies and the Companies’ certificates of incorporation, by-laws or other organizational documents, as the case may be, and in compliance with any preemptive rights, rights of first refusal or other rights.  The consummation of the Securities Purchase will convey to Buyer good and valid title to the

Securities, of record and beneficially, free and clear of all Liens, except for those created by Buyer or arising out of ownership of the Securities by Buyer.

Section 2.5             Consents and Approvals; No Violations.  Except for applicable requirements of the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”), or as set forth in Section 2.5 of the Seller Disclosure Letter, neither the execution and delivery of this Agreement or the Escrow Agreement by Sellers, nor the consummation by Sellers of the transactions contemplated by this Agreement will (a) conflict with or result in any breach of any provision of the certificate of incorporation, by-laws or organizational documents of any Company or any Subsidiary, (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, acceleration or the loss of a benefit) under, or require any consent under or result in the creation of any Lien under, any note, bond, mortgage, deed of trust, indenture, lease, license, commitment, Contract, agreement or other instrument, obligation or arrangement to which any Company or any Subsidiary is a party or by which any of them or any of their respective properties or assets are bound or affected, (c) violate or conflict with any judgment, order, writ, injunction, decree, law, statute, rule, regulation or ordinance (collectively, “Laws” and, individually, a “Law”) applicable to any Company or any Subsidiary or any of their respective properties or assets, or (d) require any notice to, filing with, or the obtaining of any permit, authorization, consent or approval of or any action by, any governmental or regulatory authority, domestic or foreign, except in the case of clauses (b), (c) and (d) of this Section 2.5 for any such violations, breaches, defaults, rights of termination, cancellation or acceleration or requirements which, individually or in the aggregate, would not adversely affect the ability of Sellers to consummate the transactions contemplated by this Agreement.

Section 2.6             Financial Statements.

(a)   Section 2.6 of the Seller Disclosure Letter contains (i) the audited consolidated and combined balance sheets of the Farmer John Business as of December 27, 2003 and the audited consolidated and combined statements of operations, changes in shareholder’s equity and statements of cash flows of the Farmer John Business for the year then ended (the “Annual Financial Statements”) and (ii) unaudited consolidated and combined balance sheets of the Farmer John Business as of September 25, 2004 (the “Latest Balance Sheet”) and the unaudited consolidated and combined statements of operations, changes in shareholders’ equity and statements of cash flows of the Farmer John Business for the 9-month period ended September 25, 2004 (such statements and the Latest Balance Sheet, the “Latest Financial Statements,” and, together with the Annual Financial Statements, the “Financial Statements”).

(b)   The Annual Financial Statements (i) were prepared in accordance with the books of account and other financial records of the Companies, (ii) present fairly in all material respects the financial condition and results of operations of the Companies as of the date thereof or for the period covered thereby and (iii) were prepared in accordance with GAAP, consistently applied throughout the period indicated, the above clauses being subject to the fact that the Annual Financial Statements include certain Retained Assets to be transferred to and retained by Sellers as contemplated by Section 5.1(c)(i).

(c)   Except as set forth in Section 2.6(c) of the Seller Disclosure Letter, the Latest Financial Statements (i) were prepared in accordance with the books of account and other financial records of the Companies, (ii) present fairly in all material respects the financial condition and results of operations of the Companies as of the date thereof or for the period covered thereby and (iii) were prepared in a manner consistent with the Business’s past practices, the above clauses being subject to the absence of normal, recurring year-end adjustments, notes and other disclosure items, and certain methods of presentation contained in the Annual Financial Statements and to the fact that the Latest Financial Statements include certain Retained Assets to be transferred to and retained by Sellers as contemplated by Section 5.1(c)(i).

Section 2.7             Absence of Undisclosed Liabilities.

No Company or Subsidiary has any liabilities or obligations (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due, whether known or unknown, regardless of when asserted), except (i) as reflected or expressly reserved against in the Latest Balance Sheet, (ii) for liabilities and obligations incurred in the ordinary course of business and consistent with past practice since the date of the Latest Balance Sheet (the “Balance Sheet Date”), none of which is an uninsured liability or obligation for breach of contract, breach of warranty, tort, infringement, litigation or violation of governmental order, governmental authorization or any Law, or as otherwise disclosed herein or in Section 2.7 of the Seller Disclosure Letter.  The parties agree that, if any of the representations and warranties made or confirmed by any party making representations or warranties in that certain letter agreement dated December 29, 2004, made by and between Wells Fargo Bank, N.A., Clougherty Packing Company, PFFJ, Inc., Corcpork Company, Corcpork, Inc., Arizona Meat Products Company, FJ Foodservice Inc., and Champ, LLC  are untrue or inaccurate due to any fact or circumstance in existence  on or  prior to the  Closing Date, then any Buyer Damages arising from the failure of such representations and warranties to be true and accurate due to such facts or circumstances shall be treated as undisclosed liabilities in breach of this Section 2.7 and indemnifiable subject to all of the limitations and other provisions of Article VIII.

Section 2.8             Absence of Certain Changes.  Except as expressly permitted or contemplated by this Agreement (including, without limitation, Section 5.14 hereof), and except as set forth in Section 2.8 of the Seller Disclosure Letter, since the Balance Sheet Date, there has not been a Seller Material Adverse Effect and:

(a)   none of the Companies nor any Subsidiary has sold, leased, transferred or assigned any of its assets, tangible or intangible (other than the Retained Assets), other than in the ordinary course of business and consistent with past practice;

(b)   none of the Companies nor any Subsidiary has entered into any agreement or contract (or series of related agreements or contracts) (other than agreements for sales of inventory or purchases of raw materials in the ordinary course of business) either involving more than $100,000 or outside the ordinary course of business;

(c)   none of the Companies nor any Subsidiary has accelerated, suspended, terminated, modified or canceled any agreement or contract (or series of related agreements or contracts) involving more than $50,000 to which any of the Companies or Subsidiaries is a party or by which any of them is bound;

(d)   no Lien has been imposed on any assets of any of the Companies or Subsidiaries;

(e)   none of the Companies or Subsidiaries has made any capital expenditure (or series of related capital expenditures) either involving more than $100,000 or outside the ordinary course of business;

(f)    none of the Companies or Subsidiaries has made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other person or entity (or series of related capital investments, loans and acquisitions) either involving more than $100,000;

(g)   none of the Companies or Subsidiaries has acquired (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any person or entity;

(h)   none of the Companies or Subsidiaries has issued any note, bond or other debt security or created, incurred, assumed or guaranteed any indebtedness for borrowed money (other than advances under working capital lines of credit or similar credit facilities existing as of the date hereof) or capitalized lease obligation;

(i)    none of the Companies or Subsidiaries has canceled, compromised, waived or released any right or claim (or series of related rights or claims);

(j)    none of the Companies or Subsidiaries has granted any license or sublicense of any rights under or with respect to any Farmer John Intellectual Property or sold, assigned or transferred (including, without limitation, transfers to employees, affiliates or shareholders) any patents, trademarks, trade names, copyrights, trade secrets or other intangible assets used in connection with the Farmer John Business;

(k)   there has been no change made or authorized in the articles or certificates of incorporation or organization or by-laws or other constituent documents of any of the Companies or Subsidiaries;

(l)    none of the Companies or Subsidiaries has issued, sold or otherwise disposed of any of its capital stock or equity interests, or granted any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its capital stock or equity interests;

(m)  none of the Companies or Subsidiaries has declared, set aside or paid any dividend or made any distribution with respect to its capital stock or equity interests (whether in cash or in kind) or redeemed, purchased or otherwise acquired any of its capital stock or equity interests or split, combined or reclassified any outstanding shares of its capital stock or equity interests;

(n)   none of the Companies or Subsidiaries has experienced any theft, damage, destruction or loss (whether or not covered by insurance) to its property having a net book value in excess of $100,000;

(o)   none of the Companies or Subsidiaries has made any loan to, or entered into any other transaction with, any of its directors, officers or employees, other than the advancement of business expenses in the ordinary course of business;

(p)   none of the Companies or Subsidiaries has entered into any employment or collective bargaining agreement, written or oral, or modified the terms of any such existing agreement;

(q)   none of the Companies or Subsidiaries has granted any increase in the base compensation or made any other change in employment terms of any of its directors or officers, or to any of its employees, in each case outside the ordinary course of business;

(r)    none of the Companies or Subsidiaries has adopted, amended, modified or terminated any bonus, profit-sharing, incentive, severance or other plan, contract or commitment for the benefit of any of its directors, officers or employees (or taken any such action with respect to any other plan);

(s)   none of the Companies or Subsidiaries has made or pledged to make any charitable or other capital contribution outside the ordinary course of business;

(t)    none of the Companies or Subsidiaries has discharged or satisfied any Lien or paid any liability, in each case with a value in excess of $100,000 individually or $250,000 in the aggregate, other than current liabilities paid in the ordinary course of business;

(u)   none of the Sellers, the Companies or Subsidiaries has disclosed, to any person or entity other than Buyer and authorized representatives of Buyer, any proprietary confidential information, other than pursuant to a confidentiality agreement prohibiting the use or further disclosure of such information, which agreement is listed on Section 2.15 of the Seller Disclosure Letter and is in full force and effect on the date of this Agreement;

(v)   Farmer John has not made any change in accounting principles or practices from those utilized in the preparation of the Financial Statements; and

(w)  none of the Companies, or Sellers on behalf of the Companies, has agreed to take any of the actions described in this Section 2.8.

Section 2.9             Litigation.  Except as set forth in Section 2.9 of the Seller Disclosure Letter, there is no action, suit, proceeding, arbitration, or governmental investigation, hearing or proceeding pending or, to the knowledge of Sellers or any Company or Subsidiary, threatened against Sellers or any Company or Subsidiary by or before any court or governmental or regulatory entity or authority that (a) involves amounts greater than $20,000, (b) would adversely affect the ability of Sellers or Farmer John to consummate the transactions contemplated by this Agreement and the Escrow Agreement, or (c) involves or relates to any trade practices of the Farmer John Business, including any pricing, promotion, rebate, discount, commission, allocation, merchandising practice or territorial restriction.

Section 2.10           Compliance with Law.

(a)   Except as set forth in Section 2.10(a) of the Seller Disclosure Letter, the Farmer John Business has been conducted in compliance in all material respects with all applicable Laws, including but not limited to, federal, state, local and foreign statutes, laws, ordinances, rules, orders, regulations and other requirements pertaining to product labeling and food and consumer products safety.  Except as set forth in Section 2.10(a) of the Seller Disclosure Letter, Sellers, the Companies and the Subsidiaries have not, during the three years prior to the date hereof received any written communication from any governmental entity or authority that alleges that the Farmer John Business or any of the Companies or Subsidiaries is, in any manner, not in compliance with applicable Laws.

(b)   Each of the Companies and Subsidiaries has, in full force and effect, all approvals, licenses, permits, authorizations and certificates, from federal, state, local and foreign authorities (including, without limitation, federal and state agencies regulating food safety) necessary to conduct the Farmer John Business and own and operate the assets of the Farmer John Business as such business is currently conducted and as such assets are currently owned and operated (“Governmental Authorizations”).  Section 2.10(b) of the Seller Disclosure Letter sets forth a correct and complete list of the  material Governmental Authorizations held by the Companies and Subsidiaries as of the date hereof.  The Companies have conducted Farmer John in compliance with all material terms and conditions of such Governmental Authorizations.

(c)   Neither the Company nor any Subsidiary has offered, authorized, promised, made or agreed to make gifts of money, other property or similar benefits (other than incidental gifts of articles of nominal value) to any actual or potential customer, supplier, governmental employee, political party, political party official or candidate, official of a public international organization or any other Person in a position to assist or hinder the Company or any Subsidiary in connection with any actual or proposed transaction, other than payments required or payments or gifts permitted by the Laws of the applicable jurisdiction and in compliance with the U.S. Foreign Corrupt Practices Act.

(d) This Section 2.10 shall not apply to matters relating to Environmental Laws or Hazardous Materials, the only representations and warranties as to which matters are stated in Section 2.17.

Section 2.11           Employee Benefit Plans.

(a)   Section 2.11(a) of the Seller Disclosure Letter sets forth (i) all employee benefit plans (as defined in Section 3(3) of Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and (ii) all material benefit programs or practices providing for bonuses, incentive compensation, vacation pay, insurance, restricted stock, stock options, employee discounts or passes, company cars, tuition reimbursement or any other perquisite or benefit (including, without limitation, any fringe benefit under Section 132 of the Code) to present or former employees, officers or independent contractors of any Company or Subsidiary, that is not an employee benefit plan within the meaning of ERISA § 3(3), in each case, maintained or contributed to by any of the Companies or Subsidiaries and applicable to employees of any of the Companies (collectively, the “Company Plans”).  As used in this Section 2.11, Company Plans shall include every such arrangement:  (i) which any Company, in connection with the Farmer John Business, has committed to implement, establish, adopt or contribute to in the future, and (ii) which is in the process of termination (but such term does not include any such arrangement that has been terminated and completely wound up prior to the date of this Agreement such that the Companies or Subsidiaries have no present or potential financial liability with respect to such arrangement).  Notwithstanding the foregoing, any representation in this Section 2.11 with respect to any Company Plan for which neither the Company nor any Subsidiary is the “plan sponsor” (as defined in Section 3(16)(B) of ERISA) is given only to the knowledge of Sellers.

(b)   With respect to the Company Plans, Sellers have made available to Buyer true and accurate copies of (i) all plan documents, and (ii) for any Company Plan intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986 (the “Code”), the most recent favorable determination letter issued with respect to the Company Plan, if any, and the most recent annual report (Form 5500 Series) filed with the Internal Revenue Service (“IRS”) and.

(c)   All Company Plans and their related trusts have been and are maintained both in form and in operation in material compliance with applicable requirements of ERISA, the Code, and all other federal and state statutes and regulations relating to employee benefit plans.  No Company or Subsidiary has any commitment or obligation to establish or adopt any new or additional Company Plans or to increase the benefits under any existing Company Plan.

(d)   No employee pension plan (within the meaning of section 3(2) of ERISA) maintained by any of the Companies or Subsidiaries or any entity that is required to be treated as a single employer together with the Companies under Section 414 of the Code (“ERISA Affiliates”) which is subject to Section 412 of the Code has had any “accumulated funding deficiency” (as such term is defined in Section 412 of the Code), whether or not waived, as of the last day of the most recent plan year, and no unsatisfied liability to the Pension Benefit Guaranty Corporation (“PBGC”) has been incurred with respect to any such plan by any Company or Subsidiary.

(e)   Each Company Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has been determined to be so qualified in form by the appropriate District Director of the IRS, or the plan sponsor is entitled to rely on an opinion letter issued with respect to a prototype or volume submitter plan document.  No such Company Plan has lost its qualified status and, to the knowledge of Sellers, there are no facts which would adversely affect the qualified status of any Company Plan.

(f)            No withdrawal liability has been incurred by or asserted against any Company, or any of their ERISA Affiliates, with respect to any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), other than a liability that has been fully satisfied.

(g)         Except as set forth on Section 2.11(g) of the Seller Disclosure Letter, no Company is a party to any:  (i) agreement with any executive officer or other key employee thereof (x) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving any Company in the nature of any transactions contemplated under this Agreement, (y) providing any term of employment or compensation guarantee, or (z) providing severance benefits or other benefits after the termination of employment of such employee regardless of the reason for such termination of employment; or (ii) agreement or plan, including, without limitation, any stock option plan, stock appreciation rights plan or stock purchase plan, any of the benefits of which will be materially increased, or the vesting of benefits of which will be materially accelerated, by the occurrence of any of the transactions contemplated under this Agreement or the value of any of the benefits of which will be calculated on the basis of the transactions contemplated under this Agreement.

Section 2.12                                Labor and Employment Matters.

(a)          Except as set forth on Section 2.12(a) of the Seller Disclosure Letter, there are no (i) collective bargaining agreements or other labor agreements relating to any Company or Subsidiary or covering any employee to which any Company or Subsidiary is a party or by which it is bound; (ii) unfair labor practice complaints against any Company or Subsidiary, pending (or to the knowledge of Sellers threatened) before the National Labor Relations Board or any state or local agency with respect to the operation of any Company or Subsidiary; (iii) pending or threatened labor strikes or other material labor troubles affecting any Company or Subsidiary; or (iv) material labor grievances pending against any Company or Subsidiary.  No Company or Subsidiary has experienced any labor strike, slowdown, work stoppage or other material labor controversy involving its employees within the past two years.

(b)         To the knowledge of Sellers, during the past five years there has not been any and there are currently no organizing activities involving any non-union employees of any Company or Subsidiary currently in progress.

(c)          Except as set forth in Section 2.12(c) of the Seller Disclosure Letter, no Company or Subsidiary is party to any written or oral Contract with any employee that restricts such Company or Subsidiary from terminating such employee without cause.

(d)         Except as set forth in Section 2.12(d) of the Seller Disclosure Letter, each Company and Subsidiary has at all times during the last three (3) years been in compliance, in all material respects, with all applicable Laws relating to employment and employment practices, including, but not limited to, the Occupational Safety and Health Act (29 U.S.C. Section 651 et seq.) (“OSHA”), those Laws relating to the calculation and payment of wages, equal employment opportunity (including, but not limited to, Laws prohibiting discrimination and/or harassment on the basis of race, national origin, religion, gender, disability, age, workers’ compensation, or any other protected classification), affirmative action, and other hiring practices, occupational safety and health, immigration, workers’ compensation, unemployment, the payment of social security and other taxes, and unfair labor practices under the National Labor Relations Act.

(e)          Except as set forth on Section 2.12(e) of the Seller Disclosure Letter, there are no workers’ compensation claims pending against any Company or Subsidiary.

(f)            No employee of any Company or Subsidiary is subject to any secrecy, confidentiality, or noncompetition agreement or any other agreement or restriction of any kind that would impede in any way the ability of such employee to carry out fully all activities of such employee in furtherance of any Company’s or Subsidiary’s business.

(g)         Except as set forth in Section 2.12(g) of the Seller Disclosure Letter, no current employee of any Company or Subsidiary is on a short or long-term disability leave or leave of absence.

(h)         Except as set forth in Section 2.12(h) of the Seller Disclosure Letter, there are no complaints, controversies, lawsuits, or other proceedings pending against any Company or Subsidiary brought on behalf of any applicant for employment, any employee, or any former employee, or classes of the foregoing, alleging breach of any express or implied contract of employment, or violation of any Law governing employment or the termination thereof, or any other discriminatory, wrongful, or tortious conduct in connection with the employment relationship or termination thereof.

(i)             Except as set forth in Section 2.12(i) of the Seller Disclosure Letter, to the knowledge of Sellers, there are no pending or threatened investigations, audits, complaints, or proceedings against any Company or Subsidiary by or before any governmental entity, respecting or involving any applicant for employment, any employee, or any former employee, or any class of the foregoing, including, but not limited to:  (i) the Equal Employment Opportunity Commission or any other corresponding state or local agency relating to any claim or charge concerning discrimination, (ii) the United States Department of Labor or any other corresponding state or local agency relating to any claim or charge concerning hours or wages, (iii) the Occupational Safety and Health Administration or any other corresponding state or local agency relating to any claim or charge concerning the safety and health of employees or any former employees, and (iv) the Office of Federal Contract Compliance or any corresponding state agency.

(j)             All handbooks and material written policies and procedures relating to employment by any Company or Subsidiary including, but not limited to, compensation, benefits, equal employment opportunity, and safety are listed and described on Section 2.12(j) of the Seller Disclosure Letter and true and correct copies of all such documents have been provided to Buyer.

(k)          Except as set forth in Section 2.12(k) of the Seller Disclosure Letter, in the past five years, no Company or Subsidiary has effected a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) affecting any site of employment or one or more facilities or operating units within any site of employment of a facility of such Company or Subsidiary, or a “mass lay off” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment of a facility of such Company or Subsidiary; nor has any Company or Subsidiary been affected by any transaction or engaged in lay offs or employment terminations sufficient to trigger the application of any similar state or local law, ordinance, or regulation.

(l)             Section 2.12(l) of the Seller Disclosure Letter lists the names of the employees of any Company or any Subsidiary on the date of this Agreement, states the total number of employees, their wage rate, title, and date of employment and indicates for each such employee, and in the aggregate, full-time, part-time and temporary status.  Section 2.12(l) of the Seller Disclosure Letter lists each current salaried employee of the Company or any Subsidiary as of the date of this Agreement and shows for each such employee annual salary, any other compensation payable (including compensation payable pursuant to bonus, deferred compensation or commission arrangements), date of employment and position.  To the Knowledge of any Seller, no employee of any Company or Subsidiary and no group of employees of any Company or any Subsidiary has any plans to terminate his, her or their employment.

(m)       Section 2.12(m) of the Seller Disclosure Letter sets forth a list of all employees of any Company or Subsidiary who hold a temporary work authorization, including without limitation H-1B, F-1 or J-1 visas or work authorizations (the “Work Permits”), setting forth the name of the employees, the type of Work Permit and the length of time remaining on such Work Permit.  With respect to each Work Permit, all of the information that the Company or Subsidiary provided to the Department of Labor and the Immigration and Naturalization Service (the “INS”) in the application for such Work Permit was, to the Knowledge of Sellers, true and complete at the time of filing and is, to the Knowledge of Sellers, true and complete as of the date hereof.  The Company or Subsidiary, as the case may be, received the appropriate notice of approval from the INS with respect to each such Work Permit.  No Company or Subsidiary has received any notice from the INS or any other governmental entity that any Work Permit has been revoked.  There is no action pending or, to the Knowledge of Sellers, threatened to revoke or adversely modify the terms of any of the Work Permits.  To the knowledge of Sellers, the transactions contemplated by this Agreement will not cause the revocation of any of the Work Permits.

(n)         Within the past five years, the employment of any terminated former employee of any Company or any Subsidiary has been terminated in accordance with any applicable contractual terms, and neither the Company nor any Subsidiary has any liability under any contract toward any such terminated employee.

Section 2.13                                Taxes.

(a)          Each of the Companies, the Subsidiaries and any affiliated combined or unitary group of which any of the Companies is or was a member and any Company Plan, as the case may be (each, a “Tax Affiliate” and, collectively, the “Tax Affiliates”), has (i) timely filed (or has had timely filed on its behalf) all returns, declarations, reports, estimates, information returns and statements required to be filed or sent by it in respect of any Taxes or required to be filed or sent by it by any governmental entity (“Returns”), each of which was correctly completed and accurately reflected any liability for Taxes of the Companies, the Subsidiaries and any Tax Affiliate covered by such Return, (ii) timely and properly paid (or had paid on its behalf) all Taxes shown to be due and payable on such Returns and (iii) established on the Latest Balance Sheet, in accordance with GAAP and consistent with past practices, adequate reserves for the payment of any Taxes not paid as of the Latest Balance Sheet Date, which reserves are set forth in Section 2.13(a) of the Seller Disclosure Letter.

(b)         Each of the Companies, the Subsidiaries and any Tax Affiliate has complied with all Laws relating to the withholding of Taxes and the payment thereof.

(c)          All Taxes of the Companies, the Subsidiaries and all Tax Affiliates that are due and payable for all Tax periods and portions thereof ending on or prior to the Closing Date have been paid by or on behalf of the Companies and all such Taxes that are not due and payable are reflected, consistent with past practices, on the Companies’ books as an accrued Tax liability, either current or deferred.

(d)         There are no Liens for Taxes upon any assets of the Companies, the Subsidiaries or any Tax Affiliate, except Liens for Taxes not yet due or which are being contested in good faith in appropriate proceedings.

(e)          No deficiency for any Taxes has been proposed, asserted or assessed against any of the Companies, the Subsidiaries or any Tax Affiliate that has not been resolved and paid in full.  No waiver, extension or comparable consent given by any of the Companies, the Subsidiaries or any Tax Affiliate regarding the application of the statute of limitations with respect to any Taxes or Returns is outstanding, nor is any request for any such waiver or consent pending.  Except as set forth in Section 2.13(e) of the Seller Disclosure Letter, there is no Tax audit or other administrative proceeding or court proceeding with regard to any Taxes or Returns pending, nor has there been any notice to any of the Companies, the Subsidiaries or any Tax Affiliate by any governmental entity regarding any such Tax, audit or other proceeding, or, to the knowledge of any Seller or any of the Companies, is any such Tax audit or other proceeding threatened with regard to any Taxes or Returns.

(f)            None of the Companies, the Subsidiaries or any Tax Affiliate is a party to any minimum property tax assessment agreement, tax increment financing agreement or similar agreement.

(g)         None of the Companies, the Subsidiaries or any Tax Affiliate has received notice from a taxing authority in any jurisdiction where it does not file a Return that it may be subject to taxation by that jurisdiction.

(h)         None of the Companies, the Subsidiaries or any Tax Affiliate is required to include in income any adjustment under either Section 481(a) or Section 482 of the Code (or an analogous provision of Law) by reason of a voluntary change in accounting method or otherwise, and the Internal Revenue Service (“IRS”) has not proposed any such adjustment or change in accounting method.

(i)             All transactions that could give rise to an underpayment of tax (within the meaning of Section 6662 of the Code) were reported by the Companies, the Subsidiaries and each Tax Affiliate in a manner for which there is substantial authority or were adequately disclosed on the Returns required in accordance with Section 6662(d)(2)(B) of the Code.

(j)             None of the Companies, the Subsidiaries or any Tax Affiliate is a party to any Tax allocation or Tax sharing agreement.

(k)          None of the Companies or the Subsidiaries (i) has been a member of an affiliated group filing a consolidated Return (other than a group the common parent of which was one of the Companies) or (ii) has any liability for the Taxes of any Person (other than any of the Companies or any Subsidiary) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract, or otherwise.

(l)             None of the Companies or the Subsidiaries constitutes either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the purchase of the Securities.

(m)       None of the Companies, the Subsidiaries or any Tax Affiliate has engaged in any transaction that is subject to disclosure under federal or state Tax Laws, including, without limitation, Code Section 6662(d)(2)(B) or present or former Treasury Regulations Sections 1.6011-4 or 1.6011-4T.

(n)         Except as set forth on Section 2.13(n) of the Seller Disclosure Letter, each of CPC, PFFJ, Corcpork and FJF validly elected to be an “S corporation” within the meaning of Sections 1361 and 1362 of the Code for all periods since its inception and has maintained its status as an “S corporation” at all times since such date.  Each such Company has also validly elected to be an “S corporation” in all state and local jurisdictions which recognize such status and in which it would, absent such an election, be subject to corporate income Tax, and has maintained its status as an “S corporation” in each such jurisdiction at all times since the date of such election.  No facts or circumstances exist, or have existed, which would cause, or would have caused the status of any such Company as an “S corporation” under federal, state or local Law to be subject to termination or revocation.  Each Subsidiary of any such Company is a “qualified subchapter S subsidiary” within the meaning of Section 1361(b)(3)(B) of the Code.

(o)         Each of CC and Champ is and at all times has been taxable as a partnership for federal, state and local income Tax purposes.

(p)         For purposes of this Agreement, the term “Tax” or “Taxes” means all taxes, charges, fees, levies or other assessments or impositions of any kind payable to any governmental entity, including, without limitation, all net income, profits, gross income, gross receipts, minimum, alternative minimum, sales, use, service, occupation, ad valorem, net worth, value added, transfer, franchise, license, payroll, employment, social security, Medicare, unemployment, withholding, disability, workers’ compensation, excise, estimated, severance, stamp, occupation, property, premium or other taxes or customs duties, fees, assessments, or charges of any kind whatsoever, including, without limitation, all interest and penalties thereon, and additions to tax or additional amounts imposed by any governmental entity.

Section 2.14                                Title, Ownership and Related Matters.

(a)          The real properties owned by the Companies and listed in Section 2.14 of the Seller Disclosure Letter (the “Owned Real Property”), the real property that is subject to the leases listed in Section 2.14 of the Seller Disclosure Letter (the “Leased Real Property” and the “Real Property Leases,” respectively, and the Leased Real Property and the Owned Real Property, collectively, the “Real Property”), the real property located at 222 South 9th Avenue in Phoenix, Arizona (the “Phoenix Property”), and the real property owned by Corcpork, Inc. in Tulare County, California (the “Corcpork Property”) constitute all of the real property owned, used or occupied by any Company or Subsidiary.  The applicable Company or Subsidiary owns good title to each parcel of Owned Real Property indicated in Section 2.14 of the Seller Disclosure Letter as being owned by such Company or Subsidiary, free and clear of all material Liens, except as described in Section 2.14 of the Seller Disclosure Letter.  The Real Property Leases are in full force and effect, and the lessee holds a valid leasehold interest under each of the Real Property Leases for the term listed on Section 2.14 of the Seller Disclosure Letter.  Sellers have no knowledge of improvements made or contemplated to be made by any governmental entity or authority, the costs of which are to be assessed as special Taxes or charges against any of the Leased Real Property.

(b)         Except as set forth in Section 2.14(b) of the Seller Disclosure Letter, to the knowledge of Sellers, no Company or Subsidiary is in violation of any applicable zoning ordinance or other Law relating to the Owned Real Property, and no Company or Subsidiary has received any notice of any such violation, or the existence of any condemnation proceeding with respect to any of the Owned Real Property.  Sellers have no knowledge of improvements made or contemplated to be made by any governmental entity or authority, the costs of which are to be assessed as special Taxes or charges against any of the Owned Real Property or Leased Real Property, and there are no present assessments.

(c)          The Companies and Subsidiaries have good title to, or a valid leasehold interest in, the buildings, machinery, equipment and other tangible assets and properties used by them, wherever located, or shown in the Latest Balance Sheet included in the Financial Statements or acquired after the date thereof and material to the conduct of the Farmer John Business as a whole as presently conducted, free and clear of all material Liens, except as described in Section 2.14 of the Seller Disclosure Letter, and except for the Retained Assets and properties and assets disposed of in the ordinary course of business since the date of the Latest Balance Sheet included in the Financial Statements.

(d)         All of the buildings, machinery, equipment and other tangible assets and properties necessary for the conduct of the Farmer John Business are in good condition and repair, ordinary wear and tear excepted, and are usable in the ordinary course of business.

Section 2.15                                Certain Contracts and Arrangements.

(a)          Section 2.15(a) of the Seller Disclosure Letter lists, as of the date of this Agreement, the following Contracts (other than any Contracts entered into in connection with this Agreement), commitments or undertakings, whether oral or written, to which any Company or Subsidiary is a party and under which any Company or Subsidiary or any other party thereto has unperformed obligations or unsatisfied liabilities as of the date hereof:

(i)                                     employment or consulting agreement, union or collective bargaining agreement or other contract for the employment of employee or other person on a full-time or consulting basis or relating to severance pay for any such person;

(ii)                                  indenture, mortgage, note, installment obligation, agreement or other instrument relating to the borrowing of money by a Company or to mortgaging, pledging or otherwise placing a Lien on any of the assets of the Farmer John Business, including, without limitation, all swap agreements and hedge agreements, or the guaranty by a Company or Subsidiary of any obligation for the borrowing of money;

(iii)                               lease or agreement under which it is lessee of, or holds or operates any real or personal property owned by any other party with remaining lease payments in excess of $100,000 in the aggregate;

(iv)                              lease or agreement under which it is lessor of, or permits any third party to hold or operate, any property, real or personal;

(v)                                 Contract or group of related Contracts with the same party for the purchase of products or services, including Contracts with third parties for the research, development, manufacture or packaging of the products of the Farmer John Business or for the supply of raw materials, ingredients, packaging materials or other supplies, in each case except for such Contracts that require aggregate payments during the remainder of their respective current terms of less than $100,000;

(vi)                              Contract or group of related Contracts with the same party for the sale of products or services, including Contracts with customers (except for sales and purchase orders entered into in the ordinary course of business the value of which is less than $100,000 on an individual basis);

(vii)                           Contract or group of related Contracts with the same party continuing over a period of more than one year from the date or dates thereof, not terminable by it on 30 days or less notice without penalty, except for such Contracts that require aggregate payments during the remainder of their respective current terms of less than $100,000;

(viii)                        Contract which expressly prohibits any of the Companies or Subsidiaries from engaging in the Farmer John Business anywhere in the world,

(ix)                                Contract for the distribution, marketing, advertising or promotion of any of the products of the Farmer John Business, including any distributor, sales, consulting, advertising, marketing, promotional or merchandising Contracts (except for such Contracts under which less than $100,000 was paid during the calendar year ended December 31, 2003);

(x)                                   franchise agreement;

(xi)                                license agreement or agreement providing for the payment or receipt of royalties or other compensation by any of the Companies or Subsidiaries in connection with the Farmer John Intellectual Property;

(xii)                             agreement for the sale of any material assets of the Farmer John Business, other than sales of inventory in the ordinary course of business;

(xiii)                          confidentiality or nondisclosure agreement or like Contract relating to the Farmer John Business or the sale or transfer of the Farmer John Business or any portion thereof;

(xiv)                         all material Contracts terminable by the other party thereto upon a change of control of the Company or upon the failure of the Company to satisfy financial or performance criteria specified in such Contract as provided therein;

(xv)                            all Contracts between or among any Company or Subsidiary, on the one hand, and any or any member of such Seller’s immediate family or any entity affiliated with Seller, relating in any way to any Company or Subsidiary;

(xvi)                         all Contracts, agreements or understandings among any Company or Subsidiary or among any Seller relating to the voting of Securities or the election of directors of any Company or Subsidiary;

(xvii)                      all Contracts or commitments for capital expenditures with respect to which the remaining unpaid balance exceeds $100,000; and

(xviii)                   other Contract, agreement, commitment or undertaking, which individually involves the receipt or payment after the date of this Agreement of more than $100,000 on an annual basis.

(b)         Except as set forth in Section 2.15(b) of the Seller Disclosure Letter, all Contracts of the Companies are valid, binding and obligations of the Company or Companies party thereto, enforceable in accordance with their terms (except that (a) such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws, now or hereafter in effect, relating to or limiting creditors’ rights generally and (b) enforcement of such Contracts, including, among other things, the remedy of specific performance and injunctive and other forms of equitable relief, may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought) and, to the knowledge of Sellers, no Company, Subsidiary or any other party thereto is in default of any material term under any of such Contract, agreement, commitment or undertaking.  There are no outstanding rights to renegotiate any material terms of any material Contract, agreement, commitment or undertaking of the Companies or Subsidiaries, and no person or entity has made written demand for such renegotiation.  Prior to the date of this Agreement, Sellers have supplied Buyer with a true and correct copy of each Contract, agreement, commitment or undertaking required to be disclosed in Section 2.15 of the Seller Disclosure Letter, together with all amendments, waivers or other changes thereto.

Section 2.16                                Intellectual Property.

(a)          Section 2.16 of the Seller Disclosure Letter lists all rights in patents, patent applications, trademarks, service marks, trade names, corporate names, logos, registered copyrights, domain names or other registered intellectual property rights owned by, licensed to or otherwise controlled by any Company or Subsidiary or used in, developed for use in or necessary to the conduct of the Farmer John Business as now conducted.  The Companies and Subsidiaries own and possess all right, title and interest, or hold a valid license, in and to the rights set forth in Section 2.16 of the Seller Disclosure Letter and all designs, plans, specifications, formulas, technical information, trade secrets, know-how and other confidential proprietary information owned by, licensed to or otherwise controlled by any of the Companies or Subsidiaries or used in, developed for use in or necessary to the conduct of the Farmer John Business as now conducted (such intellectual property rights set forth in Section 2.16 of the Seller Disclosure Letter and such designs, plans, specifications, formulas, technical information, trade secrets, know how, unregistered copyrightable materials and other confidential proprietary information are collectively referred to as the “Farmer John Intellectual Property”).  The Farmer John Intellectual Property constitutes all of the intellectual property necessary for conduct of the Farmer John Business as now conducted.  Section 2.16 of the Seller Disclosure Letter lists all Farmer John Intellectual Property that has been licensed to third parties and all Farmer John Intellectual Property that is licensed from third parties and material to the conduct of the Farmer John Business as now conducted.

(b)         Except as set forth on Section 2.16 of the Seller Disclosure Letter, none of the Companies or Subsidiaries has received any notice of, nor to the knowledge of Sellers are there any facts which indicate a reasonable likelihood of, any infringement or misappropriation by, or conflict from, any third party with respect to the Farmer John Intellectual Property.  No claim by any third party contesting the validity of any Farmer John Intellectual Property has been made, is currently outstanding or, to the knowledge of Sellers, is threatened.  None of the Sellers, the Companies or Subsidiaries has received any notice of any infringement, misappropriation or violation by any Company or Subsidiary of any intellectual property rights of any third parties, and none of the Sellers, the Companies or Subsidiaries has infringed, misappropriated or otherwise violated any such intellectual property rights.  None of the Companies or Subsidiaries has received any notice of, nor to the knowledge of Sellers are there any facts which indicate a reasonable likelihood of, any infringement, illicit copying, misappropriation or violation by the Companies or Subsidiaries with respect to products currently being sold by the Companies or Subsidiaries or with respect to the products currently under development (in their present state of development) or with respect to the conduct of the Farmer John Business as now conducted.

Section 2.17                                Environmental.  Except as set forth in Section 2.17 of the Seller Disclosure Letter,

(a)          The Companies and Subsidiaries are currently and, to the knowledge of Sellers, except for past resolved non-compliance, have been operated in compliance, in all material respects, with all Environmental Laws, which compliance includes, without limitation, obtaining and complying in all material respects with all permits, licenses, authorizations and approvals (“Environmental Authorizations”) necessary to conduct the Farmer John Business.  There has been no unresolved past non-compliance with Environmental Law at any Property which would reasonably expected to result in any Company or Subsidiary incurring any material liability under Environmental Law.  To the knowledge of Sellers, there is no reason to believe, based on current operations, that the Environmental Authorizations for the operation of the Farmer John Business will not be granted or extended in the ordinary course.

(b)         There is no outstanding written, or, to the knowledge of Sellers, verbal, notice of violation, order, demand, citation, directive, summons, complaint fine, penalty or liability, arising under any Environmental Law against any of the Companies or Subsidiaries.  No Company or Subsidiary is a party to any pending, or the knowledge of Sellers, threatened claim or proceeding (including but not limited to any third-party claim, contribution action, administrative proceeding or information request) relating to any Environmental Law or alleging that such Company, Subsidiary or the Farmer John

Business or the Property is in violation of, or has potential liability under, any Environmental Law.

(c)          None of the Companies or Subsidiaries are subject to any material (individually or in the aggregate) outstanding written orders or material Contracts with any governmental entity or other person respecting (A) Environmental Laws, (B) Remedial Action or (C) any Release or threatened Release of a Hazardous Materials.

(d)         None of the Companies or Subsidiaries have received any written communication alleging, with respect to any such party, the violation of or liability under any Environmental Law and the Companies and Subsidiaries have not entered into or been subject to any consent decree, compliance order or other administrative order with respect to any Environmental Laws that has not previously been resolved.

(e)          There are no underground storage tanks currently owned or operated or to the knowledge of Sellers, otherwise located, on any Property.  All above ground tanks at any Property are in material compliance with Environmental Laws. There is no friable asbestos, friable asbestos containing material or PCBs located on, in or upon any Property except as may be in compliance with applicable Environmental Laws.

(f)            To the knowledge of Sellers, no Company or Subsidiary, and no other person or entity for whose conduct a Company or Subsidiary is or may be held responsible, has generated, manufactured, refined, transported, treated, stored, handled, disposed, transferred, produced or processed any Hazardous Materials, or any solid wastes at any property, except in compliance, in all material respects, with all applicable Environmental Laws.  To the knowledge of Sellers, no Property is listed on the National Priorities List or any other list, schedule, log, inventory or record, maintained by any governmental agency with respect to sites from which there has been a Release or threatened Release of Hazardous Materials or any contamination.  No part of the Property is now being used nor, to the knowledge of Sellers, was ever used, as a landfill, dump, or other disposal, storage, transfer or handling site (except for such storage, transfer of handling in the ordinary and normal course of operations and then only in compliance with Environmental Laws) for Hazardous Materials or for the dispensing of gasoline or other petroleum fuels.  Sellers have no knowledge of the Release or threatened Release of any Hazardous Materials at or in the vicinity of any Property.

For purposes of this Agreement:

(A)                              “Environmental Law” means any currently applicable Law regulating or prohibiting Releases into any part of the natural environment, or pertaining to the protection of natural resources and the environment including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) (42 U.S.C. Section 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. Section 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. Section 6901 et seq.), the Clean Water Act (33 U.S.C. Section 1251 et seq.), the Clean Air Act (33 U.S.C. Section 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. Section 7401 et seq.), and the Federal Insecticide, Fungicide, and Rodenticide Act (7

U.S.C. Section 136 et seq.), and the regulations promulgated pursuant thereto, and any such applicable state or local statutes, and the regulations promulgated pursuant thereto, as such Laws have been and may be amended or supplemented through the date of this Agreement;

(B)                                “Hazardous Materials” shall mean any pollutant, toxic substance, hazardous waste, hazardous material, hazardous substance or petroleum product as defined or regulated under any Environmental Law;

(C)                                “Property” means any real property owned, leased, or operated by the Companies or Subsidiaries;

(D)                               “Release” means any release, spill, effluent, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment, or into or out of any property owned, operated or leased by the applicable party; and

(E)                                 “Remedial Action” means all actions, including, without limitation, any capital expenditures, required by a governmental entity under Environmental Law, but in no event beyond the extent required by Environmental Law, to (I) clean up, remove, treat, or in any other way ameliorate or address any Hazardous Materials or other substance in the indoor or outdoor environment; (II) prevent the Release or threat of Release, or minimize the further Release of any Hazardous Materials so it does not endanger or threaten to endanger the public health or welfare of the indoor or outdoor environment; (III) perform pre remedial studies and investigations or post remedial monitoring and care pertaining or relating to a Release; or (IV) bring the applicable party into compliance in all material respects with any Environmental Law.

Section 2.18                                Insurance.

(a)          Section 2.18(a) of the Seller Disclosure Letter sets forth a list of all policies of insurance maintained, owned or held by the Companies, the Subsidiaries or any of their affiliates on the date of this Agreement with respect to the Farmer John Business or any of the Companies or Subsidiaries.

(b)         Such insurance is in full force and effect.

(c)          Except as set forth in Section 2.18(c) of the Seller Disclosure Letter, to the knowledge of Sellers, the Companies and Subsidiaries have complied in all material respects with each of such insurance policies and have not failed to give any notice or present any claim thereunder in a due and timely manner.

(d)         Section 2.18(d) of the Seller Disclosure Letter lists a summary of the loss experience under each policy involving any claim in excess of $100,000, setting forth (i) the name of the claimant, (ii) a description of the policy by insurer, type of insurance and period of coverage and (iii) the amount and a brief description of the claim, in each case with respect to claims made since January 1, 2003.  Section 2.18(d) of the Seller

Disclosure Letter also describes the loss experience for all claims in excess of $100,000 that were self-insured, including the aggregate cost of such claims, with respect to any such claims made since January 1, 2003.

Section 2.19                                Products.

(a)          Section 2.19(a) of the Seller Disclosure Letter sets forth a true and complete list of all products of the Farmer John Business, including all products (i) currently under research or development, (ii) currently being sold, manufactured or distributed or (iii) developed, manufactured, sold or distributed in the past three (3) years (“Products”).

(b)         Except as set forth in Section 2.19(b) of the Seller Disclosure Letter, each Company and Subsidiary has prepared, manufactured, had manufactured for it and sold all Products (including Products in process and in inventory on the Closing Date) in compliance in all material respects with the United States Food, Drug and Cosmetic Act, as amended (the “Food and Drug Act”), the Meat Inspection Act of 1967, as amended, the United States Poultry Products Inspection Act, as amended, and all rules and regulations promulgated thereunder, and all applicable federal, state and municipal laws and regulations governing the purity of food sold for human consumption (the “Food Laws”).  All of the Products satisfy in all material respects all federal and state nutritional labeling requirements, including all regulations under the Food Laws and all other such laws and regulations.  The ingredients used in such Products conform in all material respects to the requirements of the Food Laws and all other such laws and regulations.  All of the Products (i) in process or in inventory on the Closing Date are not and (ii) all products manufactured or packaged since January 1, 2004 by or for any of the Companies or Subsidiaries at the time of delivery thereof to the customers of the Farmer John Business were not, “adulterated” or “misbranded” within the meaning of the Food Laws and regulations, nor did any such Products constitute an article prohibited from introduction into interstate commerce under the Food Laws at the time of such delivery.

(c)          None of the Companies or Subsidiaries has, during the past three years, whether voluntarily or as a result of any action by any governmental or regulatory authority or trade or consumer group, recalled or withdrawn a Product for any reason, including any manufacturing or labeling defect, impurity or adulteration, or issued any press release or public statements containing any statement advising its trade customers or consumers of the Products to treat such products in any manner other than in the ordinary course.

(d)         Except as set forth in Section 2.19(d) of the Seller Disclosure Letter, all live hogs owned by any Company or Subsidiary (including, without limitation, the live hogs accepted by any Company or Subsidiary pursuant to hog supply or like contracts) as of the Closing Date, including all breeder and commercial hogs, are free from any material disease or harmful virus.  All such hogs, including all breeder and commercial hogs, were grown and maintained in compliance with all applicable Laws.

(e)          Except as set forth in Section 2.19(e) of the Seller Disclosure Letter, none of the Companies or Subsidiaries has given any express guaranty or express warranty or made any representation in respect of Products or services supplied or agreed to be supplied by any of the Companies or Subsidiaries, or has accepted pursuant to written Contract any liability or obligation in respect of any such Products or services which would apply after any such Products or services have been supplied.

Section 2.20                                Inventory.  The inventory of raw materials, work in process, supplies and finished goods of each of the Companies and Subsidiaries consists of items of a quality and quantity usable and, with respect to finished goods only, salable, in each case, in the ordinary course of business. The inventory of finished goods is merchantable and fit for its particular use, including, in the case of food products, human consumption.

Section 2.21                                Customers and Suppliers.

(a)          Section 2.21(a) of the Seller Disclosure Letter lists the 10 largest customers and the 10 largest suppliers relating to the Farmer John Business for the twelve-month period ended December 27, 2003 and the 9-month period ended September 25, 2004, ranked by total sales or purchases, as applicable, during the relevant period, and sets forth opposite the name of each such customer or supplier the approximate percentage of net sales or purchases by the Companies or Subsidiaries attributable to such customer or supplier for each such period.  No customer or supplier listed on Section 2.21(a) of the Seller Disclosure Letter has notified any Company or any Subsidiary in writing or, to the knowledge of Sellers, orally that it will stop or materially decrease the rate of business done with any of the Companies or Subsidiaries except for changes in the ordinary course of business of the Companies or Subsidiaries.  No supplier listed on Section 2.21(a) of the Seller Disclosure Letter is a sole source of supply for any Company or Subsidiary.

(b)         Section 2.21(b) of the Seller Disclosure Letter sets forth a true and complete list, for each of the ten largest customer groups, of each discount, allowance, bill-back price concession, volume incentive, rebate, deal or other customer or consumer trade promotion program, whether formal or informal, utilized by any of the Companies or Subsidiaries during the nine-month period ended September 25, 2004, and for each such item provides the amount of the total sales of the Farmer John Business attributable to such item during each such period.  For purposes of this Section 2.21, “customer group” means (i) chain accounts (such customers who make purchases on an aggregated basis through headquarters accounts) and (ii) national distributors.

Section 2.22                                Accounts Receivable.  All notes and accounts receivable of each Company and Subsidiary have arisen from bona fide transactions in the ordinary course of business and, to the knowledge of Sellers, are not currently subject to any setoff or counterclaim or preferential claim under federal bankruptcy Laws.

Section 2.23                                Books and Records.  The books of account of each Company and the Subsidiaries are complete and correct in all material respects, and the minute books contain accurate and complete records of the meetings of, and action taken by, the directors, officers and/or stockholders to which they relate.  The stock or equity records of the Companies and Subsidiaries with respect to the Farmer John Business, all of which have been made available to Buyer, are complete and correct.

Section 2.24                                Affiliate Transactions.

(a)          No Insider has any agreement, Contract or arrangement with any of the Companies or Subsidiaries (other than employment not represented by a written Contract and terminable at will) or any interest in any assets (whether real, personal or mixed, tangible or intangible) used in or pertaining to the Farmer John Business or any of the Companies or Subsidiaries.  No Insider has any direct or indirect interest in any competitor, supplier or customer of any of the Companies or Subsidiaries or in any person or entity from whom or to whom Sellers or any of the Companies leases any property, or in any other person or entity with whom Sellers or any of the Companies or Subsidiaries otherwise transacts business of any nature.  Section 2.24 of the Seller Disclosure Letter lists all transactions between any of the Companies or Subsidiaries and each Insider for the last three years.  For purposes of this Agreement, Insider means (i) a shareholder, officer, director or employee of any of the Companies or Subsidiaries, (ii) any member of the immediate family of any shareholder, officer, director or employee of any of the Companies or Subsidiaries or (iii) any entity in which any of the persons described in clause (i) or (ii) owns any beneficial interest (other than less than one percent of the stock of any publicly held corporation whose stock is traded on a national securities exchange or in the over-the-counter market).

Section 2.25                                Brokers; Finders and Fees.  Except for Goldsmith, Agio, Helms & Lynner, Ltd., whose fees will be paid or borne by Sellers, none of Sellers, or any Company or Subsidiary has (i) employed any investment banker, broker or finder, and no investment banker, broker or finder has acted for or on behalf of Sellers, any Company or Subsidiary, or (ii) incurred or will incur any liability for any investment banking fees, brokerage fees, commissions or finders’ fees, in each case, in connection with this Agreement or the transactions contemplated by this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS

Each Seller represents and warrants individually, and not jointly or severally, to Buyer that, as to such Seller, except as described in the Seller Disclosure Letter:

Section 3.1                                      Title to Securities.  Such Seller owns, of record and beneficially, the number of Securities listed opposite such Seller’s name on Section 3.1 of the Seller Disclosure Letter free and clear of any Liens.  At Closing, Buyer will obtain good and valid title to such Securities, of record and beneficially, free and clear of any Liens.

Section 3.2                                      Valid and Binding Agreement.  This Agreement has been and the Put/Call Agreement and Environmental Remediation Agreement will, as of Closing, have been duly and validly executed and delivered by such Seller, and assuming this Agreement, the Put/Call Agreement and the Environmental Remediation Agreement have been duly authorized, executed and delivered by Buyer and the other parties thereto, constitutes or will constitute, as applicable, a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, except that (a) such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws, now or hereafter in effect, relating to or limiting creditors’ rights generally and (b) enforcement of this Agreement, the Put/Call Agreement and the Environmental Remediation Agreement, including, among other things, the remedy of specific performance and injunctive and other forms of equitable relief, may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought.

Section 3.3                                      No Breach; Consents.  The execution, delivery and performance of this Agreement and the Escrow Agreement by such Seller will not (a) violate or conflict with any Law, Governmental Order or Governmental Authorization; (b) conflict with, result in any breach of any of the provisions of, constitute a default (or any event which would, with the passage of time or the giving of notice or both, constitute a default) under, result in a violation of, increase the burdens under, result in the termination, amendment, suspension, modification, abandonment or acceleration of payment (or any right to terminate) or require a Consent under any Contract or Governmental Authorization that is either binding upon or enforceable against such Seller; (c) result in the creation of any Lien upon the Securities held by such Seller; or (d) require any Governmental Authorization.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Sellers as follows:

Section 4.1                                      Organization; etc.  Buyer is a corporation duly organized, validly existing and in good standing under the Laws of Delaware, with all necessary power and authority to execute, deliver and perform this Agreement, the Escrow Agreement and the Closing Notes.

Section 4.2                                      Authority Relative to this Agreement.  Buyer has all requisite corporate power and authority to execute and deliver this Agreement, the Escrow Agreement, the Put/Call Agreement, the Environmental Remediation Agreement and the Closing Notes and to consummate the transactions contemplated by this Agreement.  The execution and delivery of this Agreement, the Escrow Agreement, the Put/Call Agreement, the Environmental Remediation Agreement and the Closing Notes and the consummation of the transactions contemplated by this Agreement have been duly and validly authorized by all requisite corporate action on the part of Buyer.  This Agreement has been and the Escrow Agreement, the Put/Call Agreement, the Environmental Remediation Agreement and the Closing Notes will, as of Closing, have been duly and validly executed and delivered by Buyer, and assuming this Agreement, the Escrow Agreement, the Put/Call Agreement, the Environmental Remediation Agreement and the Closing Notes have been duly authorized, executed and delivered by the Sellers and the other parties thereto, constitutes or will constitute, as applicable, a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, except that (a) such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other applicable laws, now or hereafter in effect, relating to or limiting creditors’ rights generally and (b) enforcement of this Agreement, the Escrow Agreement, the

Put/Call Agreement, the Environmental Remediation Agreement and the Closing Notes, including, among other things, the remedy of specific performance and injunctive and other forms of equitable relief, may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 4.3                                      Consents and Approvals; No Violations.  Except for applicable requirements of the HSR Act, neither the execution and delivery of this Agreement, the Escrow Agreement or the Closing Notes by Buyer nor the consummation by Buyer of the transactions contemplated by this Agreement will (a) conflict with or result in any breach of any provision of the certificate of incorporation or bylaws of Buyer, (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, acceleration or the loss of a benefit) under, or require any consent under or result in the creation of any Lien under any note, bond, mortgage, deed of trust, indenture, lease, license, commitment, Contract, agreement or other instrument, obligation or arrangement to which Buyer is a party or by which Buyer or its properties or assets may be bound or affected, (c) violate or conflict with any Laws applicable to Buyer or any of its properties or assets, or (d) require any notice to, filing with, or the obtaining of any permit, authorization, consent or approval of or any action by, any governmental or regulatory authority, domestic or foreign, except in the case of clauses (b), (c) and (d) of this Section 4.3 for any such violations, breaches, defaults, rights of termination, cancellation or acceleration or requirements which, individually or in the aggregate, would not have a Buyer Material Adverse Effect, or which become applicable as a result of the business or activities in which Buyer is or proposes to be engaged or as a result of any acts or omissions by, or the status of any facts pertaining to, Buyer.  As used in this Agreement, the term “Buyer Material Adverse Effect” shall mean any change, effect, event, occurrence or state of facts that would, or would be reasonably expected to adversely affect the ability of Buyer to consummate the transactions contemplated by this Agreement; provided, that none of the following shall be deemed in and of themselves to constitute a Buyer Material Adverse Effect:  any change, effect, event, occurrence or state of facts relating to, caused by or resulting from (i) the United States economy (provided that the Buyer is not disproportionately affected thereby), (ii) the industries in which the Buyer operates in general (provided that the Buyer is not disproportionately affected thereby), or (iii) the announcement of this agreement or the transactions contemplated thereby.

Section 4.4                                      Availability of Funds. Buyer has access to funds which will be in an amount sufficient and adequate to finance the payment of the Purchase Price.

Section 4.5                                      Brokers; Finders and Fees.  Buyer has not employed any investment banker, broker or finder, and no investment banker, broker or finder has acted for or on behalf of Buyer, in each case, for which Sellers will incur any liability for any investment banking fees, brokerage fees, commissions or finders’ fees in connection with this Agreement or the transactions contemplated by this Agreement.

ARTICLE V

COVENANTS OF THE PARTIES

Section 5.1                                      Conduct of Business.  During the period from the date of this Agreement to and including the Closing Date, except as otherwise contemplated by this Agreement or consented to by Buyer in writing, Sellers, jointly and severally, agree with Buyer that Sellers shall cause each Company and Subsidiary:

(a)          to conduct its business and operations in the ordinary course consistent with past practice and in accordance with all applicable Laws;

(b)         (i) use commercially reasonable efforts to preserve substantially intact its business organization and goodwill, including the services of its officers, employees and consultants and relationships with vendors, customers and others having business relationships with it, (ii) confer with representatives of Buyer to report operational matters and the general status of ongoing operations as reasonably requested by Buyer, (iii) not take any action that would render, or which reasonably may be expected to render, any representation or warranty made by Sellers in this Agreement untrue at the Closing, (iv) notify Buyer of any governmental or third party complaint, investigations or hearings (or communications indicating that the same may be contemplated) if such complaint, investigation or hearing would be material, individually or in the aggregate, to the Farmer John Business or Buyer’s ability to consummate the transactions contemplated by this Agreement, (v) promptly notify Buyer in writing if any Company, Subsidiary or Seller shall discover that any representation or warranty made by it in this Agreement was when made, or has subsequently become, untrue in any respect; provided, however, that any such notification shall in no event amend or be deemed to amend the Seller Disclosure Letter, and, provided, further, that the Company shall only be permitted to amend the Seller Disclosure Letter with the prior written consent of Buyer and in all events only for events or occurrences arising after the date hereof;

(c)          not to:

(i)                                     sell, lease, license, encumber or dispose of any interest in any of its  properties or assets, except (1) the use of supplies or sales of inventory in the ordinary course of the Farmer John Business and (2) transfers of certain property and assets of one or more of the Companies as identified on Section 5.1 of the Seller Disclosure Letter (the “Retained Assets”);

(ii)                                  make any loans, advances (other than advances to other Companies in the ordinary course of business and consistent with past practice and only so long as any such advance is taken into account in the calculation of Working Capital in accordance with Section 1.8) or capital contributions to, or investments in, any other person (other than other Companies);

(iii)                               terminate or amend any Contract required to be disclosed in Section 2.15 of the Seller Disclosure Letter;

(iv)                              enter into any contract or agreement that would have been required to be disclosed in Section 2.15 of the Seller Disclosure Letter if such contract or agreement had been in effect on the date of this Agreement other than customer contracts, product purchase agreements or renewals of existing agreements in the ordinary course of business consistent with past practice;

(v)                                 enter into any employment agreement with any employee or increase in any manner the compensation of any of the officers, directors, consultants or other employees of any Company or Subsidiary, except for such increases to employees as are granted in the ordinary course of business in accordance with its customary practices (which shall include normal periodic performance reviews and related compensation and benefit increases);

(vi)                              adopt, grant, extend or increase the rate or terms of any bonus, insurance, pension or other employee benefit plan, payment or arrangement made to, for or with any directors, officers or employees of any Company or Subsidiary, except extensions of existing employee benefit plan coverage that would otherwise expire on or before the Closing Date and increases required by any applicable Law;

(vii)                           make any change in any of its present accounting methods and practices, except as required by changes in GAAP;

(viii)                        except for advances under working capital lines of credit in existence as of the date hereof in the ordinary course of business consistent with past practices, incur any indebtedness for borrowed money, issue any debt securities or assume, guarantee or endorse the obligations of any other persons;

(ix)                                take any action that would render, or which reasonably may be expected to render, any representation or warranty made by Sellers in this Agreement untrue at the Closing, including any actions referred to in Section 2.8;

(x)                                   except as set forth in Section 5.1 of the Seller Disclosure Letter, cancel or terminate its current insurance policies or allow any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse replacement policies providing coverage equal to or greater than the coverage under the canceled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(xi)                                issue or sell any additional shares or equity interests or any options, warrants, conversion privileges or rights of any kind to acquire any shares of capital stock or equity interests of any such Company or Subsidiary;

(xii)                             amend or authorize the amendment of its articles or certificate of incorporation or organization or bylaws;

(xiii)                          except as set forth in Section 5.1 of the Seller Disclosure Letter, declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to shares of its capital stock;

(xiv)                         delay or decrease the rate of expenditures (as compared with the Companies’ past practices) on repairs or scheduled maintenance to the Companies’ facilities;

(xv)                            except as set forth on Section 5.1 of the Seller Disclosure Letter, delay or decrease the rate of expenditures (as compared with the Companies’ past practices) on the Companies’ planning, promotional or marketing programs; or

(xvi)                         adopt or amend any bonus, profit sharing, compensation, employment or other employee benefit plan, trust, fund or group arrangement for the benefit or welfare of any employees or any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust fund or arrangements for the benefit or welfare of any director.

Section 5.2                                      Access to Information; Confidentiality.

(a)          From the date of this Agreement through the Closing Date, Sellers will cause each of the Company and the Subsidiaries to afford to Buyer and its authorized representatives reasonable access at all reasonable times and upon reasonable notice to the facilities, offices, properties, technology, processes, books, business and financial records, officers, employees, business plans, budget and projections, customers, suppliers and other information of each of the Company and the Subsidiaries, and the work papers of Deloitte & Touche LLP, the Company’s independent accountants, and otherwise provide such assistance (at Buyer’s sole expense) as may be reasonably requested by Buyer in order that Buyer have a reasonable opportunity to make such investigation and evaluation as it reasonably desires to make of the business and affairs of each of the Company and the Subsidiaries.  In addition, Sellers will cause each of the Company and the Subsidiaries, and their officers and employees, to cooperate fully (including providing introductions where necessary) with Buyer to enable Buyer to contact third parties, including customers, prospective customers, specified agencies, vendors, or suppliers of any Company or Subsidiary.

(b)         All such information and access provided or granted pursuant to Section 5.2(a) shall be subject to the terms and conditions of the letter agreement (the “Confidentiality Agreement”), between Buyer and Sellers, dated April 5, 2004.  The Confidentiality Agreement will terminate effective as of the Closing.

(c)          For a period of five years after the Closing Date, Sellers and Sellers’ Representative will keep confidential and protect, and will not divulge, allow access to or use in any way, (i) the Farmer John Intellectual Property, including product specifications, formulae, compositions, processes, designs, sketches, photographs, graphs, drawings, samples, inventions and ideas, past, current and planned research and development, current and planned manufacturing and distribution methods and processes, customer lists, current and anticipated customer requirements, price lists, market studies, business plans, Software, database technologies, systems, structures, architectures and data (and related processes, formulae, compositions, improvements, devices, know-how, inventions, discoveries, concepts, ideas, designs, methods and information), (ii) any and all information of the Companies concerning the Farmer John Business (including historical financial statements, financial projections and budgets, historical and projected sales, capital spending budgets and plans, the names and backgrounds of key personnel, personnel training and techniques and materials) and (iii) any and all notes, analyses, compilations, studies, summaries and other material containing or based, in whole or in part, on any information of the Companies or Subsidiaries included in the foregoing (“Confidential Information”).  Sellers and Sellers Representative acknowledge that such Confidential Information constitutes a unique and valuable asset, and that any disclosure or other use of such Confidential Information would be wrongful and may cause irreparable harm to Buyer.  The foregoing obligations of confidentiality will not apply to any Confidential Information that is now or subsequently becomes generally publicly known, other than as a result of the breach of this Agreement by Sellers, Sellers’ Representative or any of their affiliates.

(d)         Sellers and Sellers’ Representative agree that the provisions and restrictions contained in Section 5.2(c) hereof are necessary to protect the legitimate continuing interests of Buyer in acquiring the Farmer John Business and entering into this Agreement, that agreements contained in Section 5.2(c) have been specifically bargained for, that any violation or breach of such provisions and restrictions will result in irreparable injury to Buyer for which a remedy at law may be inadequate and that, in addition to any relief at law which may be available to Buyer for such violation or breach and regardless of any other provision contained in this Agreement, Buyer will be entitled to injunctive and other equitable relief restraining such violation or breach (without any requirement that Buyer provide any bond or other security).

(e)          In the event that any Seller or Sellers’ Representative is requested or required (in connection with any legal proceeding, interrogatory, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, Seller or Sellers’ Representative shall notify Buyer promptly of the request or requirement so that Buyer may, at its sole expense, seek an appropriate protective order or waive compliance with the provisions of Section 5.2(c).  If, in the absence of a protective order or the receipt of a waiver hereunder, Seller is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, Seller or Sellers’ Representative may disclose the Confidential Information to the tribunal; provided, however, that Seller or Sellers’ Representative will use their commercially reasonable efforts to obtain, at the request and sole expense of Buyer, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as Buyer designates.

(f)            Effective upon the Closing, each Seller and Sellers’ Representative shall assign to Buyer all of their right, title and interest in and to any confidentiality agreements to which Seller, Sellers’ Representative or any agent of theirs may be a party relating to the confidentiality of information of the Farmer John Business, the hiring of employees of any Company or Subsidiary or other matters.  Sellers and Sellers’ Representative will request the return or destruction of information covered by such agreements within two business days of the date of this Agreement to the broadest extent permitted by such confidentiality agreements.

Section 5.3                                      Consents; Cooperation.

(a)          As promptly as possible after execution of the Agreement, the Sellers and Buyer shall cooperate, and each shall use its commercially reasonable efforts, to make all filings and obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and other third parties necessary to consummate the transactions contemplated by this Agreement; provided, however, that, notwithstanding the foregoing, (i) the actions of Sellers and Buyer with respect to filings, approvals and other matters pursuant to the HSR Act and any local, state, federal (other than the HSR Act) or foreign antitrust statute, antitrust law, antitrust regulation or antitrust rule applicable to the Companies or Buyer (“Other Antitrust Regulations”) shall be governed by subsections (b), (c) and (d) of this Section 5.3, and (ii) Sellers will use commercially reasonable efforts to obtain, or will cause each of the Companies to use such efforts to obtain, all licenses, permits, consents, approvals, authorizations, qualifications and orders required for the consummation of the transactions contemplated by this Agreement.

(b)         Sellers and Buyer shall (i) file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”), no later than the second business day after the date of this Agreement, the notification and report form required for the transactions contemplated by this Agreement and any supplemental information requested in connection with such notification and report form pursuant to the HSR Act, and (ii) any other applicable governmental or regulatory entity, all filings, reports, information and documentation required for the consummation of the transactions contemplated by this Agreement pursuant to the Other Antitrust Regulations.  Each Seller and Buyer shall furnish to each other’s counsel such necessary information and reasonable assistance as the other party may request in connection with its preparation of any filing or submission that is necessary under the HSR Act and Other Antitrust Regulations.  Each Seller and Buyer shall consult with each other as to the appropriate time of making such filings and submissions and shall use commercially reasonable efforts to make such filings and submissions at the agreed upon time.  Buyer and Sellers will each pay one-half of all filing fees with respect to any filings made under the HSR Act in connection with this Agreement.

(c)          Each Seller and Buyer shall keep each other apprised in a prompt manner of the status of any communications with, and any inquiries or requests for additional information from, the FTC and the DOJ and other governmental or regulatory entities and shall comply promptly with any such inquiry or request.

(d)         Buyer and Sellers shall, and Sellers shall cause the Companies to, use their commercially reasonable efforts to obtain the termination or expiration of the applicable waiting period under the HSR Act and Other Antitrust Regulations; provided, that Buyer will not be required to (A) agree to, or proffer to, divest or hold separate any assets or any portion of any business of Buyer or its subsidiaries or, assuming the consummation of the transactions described in this Agreement, the Companies or any of its Subsidiaries, (B) not compete in any geographic area or line of business or (C) restrict the manner in which, or whether, Buyer or the Companies or any of their Subsidiaries may carry on business in any part of the world, which, in the case of any of clauses (A) through (C) above, would reasonably be expected to have a Buyer Material Adverse Effect, a Seller Material Adverse Effect or materially impair the long-term benefits sought to be derived from the Agreement.

Section 5.4                                      Commercially Reasonable Efforts.  Each Seller and Buyer shall cooperate, and use its commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated by this Agreement.

Section 5.5                                      Public Announcements.  Prior to the Closing, except as otherwise agreed to by the parties, the parties shall not issue any report, statement or press release or otherwise make any public statements with respect to this Agreement and the transactions contemplated by this Agreement, except as in the reasonable judgment of the party may be required by Law or, in the case of Buyer, in connection with its obligations as a publicly held, exchange-listed company, in which case the parties will use their commercially reasonable efforts to reach mutual agreement as to the language of any such report, statement or press release.  Upon the Closing, Sellers and Buyer will consult with each other with respect to the issuance of a joint report, statement or press release with respect to this Agreement and the transactions contemplated by this Agreement.

Section 5.6                                      Tax Matters.

(a)          Sellers’ Representative shall, at the Companies’ sole expense, prepare or cause to be prepared and file (or provide to the Companies for filing) all income and franchise Tax Returns (“Income Tax Returns”) of the Companies (use of the defined term Companies in this Section 5.6 shall also include the Subsidiaries) for periods actually ending on or before the Closing Date, and all other Returns which are due on or before the Closing Date and shall pay or cause to be paid all taxes shown as due on such Returns.  All such Returns shall be prepared in accordance with past practices.  Sellers shall permit, and shall cause the Companies to permit, Buyer to review and comment on each such Return prior to filing.

(b)         Buyer shall prepare or cause to be prepared and file or cause to be filed any Returns of the Companies due after the Closing Date, other than all Income Tax Returns of the Companies for periods ending on or before the Closing Date, which shall be prepared by Sellers.  Any such Return that covers a taxable period or portion of a taxable period ending on or before the Closing Date shall be prepared in a manner consistent with past practice and a copy thereof shall be given to Sellers for their review and approval (which shall not be unreasonably withheld) at least 30 days prior to the filing date.

(c)          After the Closing Date, Buyer or an appropriate affiliate, to the extent permitted by Law, shall have the right to amend, modify or otherwise change all Returns of the Companies for all Tax periods; provided, however, that any amendment, modification or change that would reasonably be expected to have the effect of increasing Sellers’ Tax liability for any period or their indemnification obligations under this Agreement shall require the consent of Sellers unless Buyer agrees to indemnify Sellers against any such liability or obligations on a fully “grossed up” basis (assuming Sellers pay Taxes on ordinary income and short-term capital gain at a 41% rate and on long-term capital gains at a 23% rate).

(d)         Sellers, the Companies and Buyer shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of Returns pursuant to this Section 5.6 and any audit, litigation or other proceeding with respect to Taxes.  Such cooperation shall include signing any Returns, amended Returns, claims or other documents necessary to settle any Tax controversy, the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereby.

(e)          Promptly after receipt by Buyer or any of the Companies of written notice of the assertion or commencement of any claim, audit, examination or other proposed change or adjustment by any taxing authority relating to a Tax period ending on or before the Closing Date (a “Tax Claim”), Buyer or such Company, as applicable, shall immediately notify the Sellers’ Representative.  Such notice shall contain factual information (to the extent known) describing the asserted Tax Claim in reasonable detail and shall include copies of any notice or other document received from any taxing authority in respect of any such asserted Tax Claim.  Sellers’ Representative shall have the sole right to represent the Company’s and each Subsidiary’s interests in any Tax audit or administrative or court proceeding relating to any Tax period ending on or before the Closing Date that could affect the Sellers’ liability for Taxes under this Agreement or otherwise, and to employ counsel of Sellers’ Representative’s choice; provided, however, that Buyer and its representatives shall be permitted to be present at any Tax proceeding related to any such period which may have the effect of increasing Buyer’s or any of the Companies’ Tax liability for any Tax period ending after the Closing Date, and Sellers shall not settle or compromise any such proceeding without Buyer’s prior written consent, which consent will not be unreasonably withheld; provided, however, that Buyer’s consent to any settlement or compromise shall not be required if either (i) Sellers fully indemnify Buyer for any increase in Buyer’s or the Companies’ Tax liability or (ii) the settlement is consistent with the positions previously taken by the Companies and does not have the effect of increasing the Tax liability of the Companies, Buyer or any affiliate of Buyer for any Tax period (or any portion thereof) ending after the Closing Date.  Notwithstanding any other provision to the contrary, Buyer in its sole and absolute discretion may notify Sellers’ Representative at any time that any defense and settlement of any Tax proceeding relating to Taxes for which Sellers are required to indemnify Buyer pursuant to this Agreement but which would not otherwise affect any Seller’s liability for Taxes to any taxing authority must be immediately terminated in which case any obligation with respect to Sellers to make indemnification payments to Buyer with respect to such Tax proceeding shall thereupon terminate.  Sellers’ Representative shall have the right to be present at any Tax proceeding for Tax periods or portions thereof beginning after the Closing Date and to approve (not to be unreasonably withheld) the disposition thereof if such disposition would increase Sellers’ liability for Taxes under this Agreement or to any taxing authority.

(f)            Sellers and Buyer further agree, upon request from the other party, to use their commercially reasonable best efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(g)         Without the prior written consent (which shall not be unreasonably withheld, taking into account the past practices of the Companies and any effect on the Tax liability of the Companies, Buyer or any affiliate of Buyer) of Buyer, neither any of the Sellers nor the Companies shall make or change any election, change an annual accounting period, file any amended Return, enter into any closing agreement, settle any Tax claim or assessment relating to any of the Companies or surrender any right to claim a refund of Taxes, if such action would have the effect of increasing the Tax liability of the Companies, Buyer or any affiliate of Buyer in respect of Tax periods (or portions thereof) ending after the Closing Date.  Sellers shall notify Buyer of any consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to any of the Companies within 15 days of making such consent or waiver.

(h)         All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be paid 50% by the Buyer and 50% by the Sellers.  Buyer and Sellers will jointly file or caused to be filed all necessary Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees.

(i)             Except as provided herein, Sellers shall be entitled to any refund of Taxes of the Company or any Subsidiary pertaining to a Tax period (or portion thereof) ending on or before the Closing Date, but only to the extent such refund is not included as an asset on the Closing Date Balance Sheet. Sellers shall not be entitled to any refund of Taxes pursuant to the first sentence hereof to the extent it results from the carryback of a net operating loss or other tax attribute arising in a taxable period beginning after the Closing Date; provided that such carryback shall be made only with the Sellers’ Representative’s written consent if the Sellers’ Representative determines that permitting such carryback would have a material adverse effect on the Sellers.  Buyer agrees that, upon the reasonable request of the Sellers’ Representative, the Company shall file, at Sellers’

expense, an amended return or a claim for refund relating to Taxes attributable to any period ending on or prior to the Closing Date, provided that such refund would not have the effect of increasing the Tax liability of any Company, Buyer or any affiliate of Buyer for any Tax period (or portion thereof) ending after the Closing Date unless Sellers indemnify Buyer against such increase in Tax liability.

(j)             If any adjustment is made to any Tax Return of the Company or any Subsidiary relating to a Tax period (or portion thereof) ending on or before the Closing Date, which increases the liability of Sellers to any taxing authority and also results in any deduction, exclusion from income, addition to tax basis or other allowance (a “Tax Benefit”) to the Company or any of its affiliates in a Tax period (or portion thereof) beginning after the Closing Date, the Company shall pay to the Seller the amount of the tax reduction attributable to such Tax Benefit at such time or times as, and to the extent that, such Tax Benefit is actually realized.  In calculating the amount of Tax Benefit, Buyer and its affiliates shall be presumed to pay Taxes at a 37.5% rate.

(k)          Notwithstanding anything to the contrary contained in this Agreement, Sellers shall not be liable for, and their indemnification obligations under Section 8.2 shall not apply to, (i) any Taxes except to the extent they exceed, in the aggregate, the accrual for current Taxes taken into account for purposes of the Closing Date Balance Sheet or Closing Date Working Capital, as finally determined, (ii) Taxes imposed on the Company or any Subsidiary resulting from actions, decisions or elections undertaken or made by Buyer or any of its affiliates (including the Company and any Subsidiary) after the Closing without the Seller’s written consent, (iii) any settlements effected without the approval of the Sellers’ Representative as required by subparagraph (e), (iv) Taxes resulting from any Tax Claim if the Sellers’ Representative was not given an opportunity to assume the defense of such Tax Claim as required by subparagraph (e) above, and (v) Taxes arising as a result of any other breach of a representation, warranty, covenant or agreement of Buyer under this Agreement.

Section 5.7                                      Section 338(h)(10) Election.

(a)          At the sole discretion of Buyer, Sellers shall join with Buyer in making joint elections under Section 338(h)(10) of the Code the (“Section 338(h)(10) Election”) (and any comparable election under state or local Law) with respect to the purchase of the Securities.  The Companies, Buyer and Sellers shall cooperate fully with each other in the making of such election including the filing of all required IRS forms and related forms under state and local Law.  The Sellers’ Representative and Buyer shall endeavor in good faith to agree on an allocation of the Purchase Price among the assets of the Companies (including the assets of Corcpork, CLC and CC if the put or call option is exercised pursuant to the Put/Call Agreement) for purposes of the Code following the Closing Date, to be evidenced by a written schedule signed and dated by the Sellers’ Representative and Buyer, and the Companies, Buyer and Sellers shall each file their Returns in a manner consistent with such allocation.  Except as provided in Section 5.7(e) below, Sellers shall not be responsible for, and their indemnification obligations shall not apply to, any Taxes imposed on the Companies as a result of the Section 338(h)(10) Election (and any comparable state election), nor shall any such Taxes be accrued for or otherwise be taken into account in determining the Purchase Price or any adjustment thereto.

(b)   Each of Champ and CLC (if the put or call option is exercised pursuant to the Put/Call Agreement) shall make, and the Companies shall cause each partnership or limited liability company that is at least 50% owned, either directly or indirectly, by any of the Companies to make, an election under Section 754 of the Code and Treasury Regulations Section 1.754-1(b) to adjust the basis of the partnership or limited liability company property in the manner provided in Sections 734(b) and 743(b) of the Code to be effective for the tax year that includes the deemed asset sale under Section 338(h)(10) of the Code.

(c)   Buyer shall initially prepare a complete set of IRS Forms 8023 and 8883 (and any comparable forms required to be filed under state, local or foreign Law) and any additional data or materials required to be attached to Forms 8023 and 8883 pursuant to the Treasury Regulations promulgated under Section 338 of the Code (“Section 338 Forms”).  Buyer shall deliver said forms to the Sellers’ Representative for review no later than 120 days prior to the date the Section 338 Forms are required to be filed.  In the event the Sellers’ Representative reasonably objects to the manner in which the Section 338 Forms have been prepared, including the allocation of the “aggregate deemed sale price”, the Sellers’ Representative shall notify Buyer within 30 days of receipt of the Section 338 Forms of such objection, and the parties shall endeavor within the next 30 days to resolve such dispute in good faith.  If the parties are unable to resolve such dispute within said 30-day period, Buyer and the Sellers’ Representative shall submit such dispute to an independent accounting firm of recognized national standing (the “Allocation Arbiter”) selected by Buyer or the Sellers’ Representative, which firm shall not be the regular accounting firm of Buyer or the Sellers’ Representative.  Promptly, but not later than 30 days after its acceptance of appointment hereunder, the Allocation Arbiter shall determine (based solely on representations of Buyer and the Sellers’ Representative and not by independent review) only those matters in dispute and shall render a written report as to the disputed matters and the resulting preparation of the Section 338 Forms shall be conclusive and binding upon the parties.

(d)   All Taxes imposed by any tax authority upon the Sellers (i) as a result of the Section 338(h)(10) Election (and any comparable state tax election), if made, or (ii) as a result of the sale (or deemed sale) of partnership interests or limited liability company interests to Buyer pursuant to this Agreement or the Put/Call Agreement, shall be reimbursed by Buyer on a “grossed-up” after–Tax basis, but only to the extent such Taxes are attributable to (and would not have been incurred but for) any Class IV asset or Class V asset (as such terms are defined in Treasury Regulation §1.338-6) being allocated or attributed a portion of the “aggregate deemed sale price” (or the consideration received or deemed received for such partnership interests or membership interests) that exceeds the adjusted Tax basis of such asset  (an “Excess Allocation”) for federal income Tax purposes.  Any such reimbursement payment shall include interest thereon at the rate of 5% calculated from the date such Taxes are due to the date of payment hereunder. In the event the amount of Taxes initially taken into account by the parties pursuant to the first sentence hereof is subsequently determined to be incorrect (whether as a result of an audit adjustment or otherwise) the amount required to be reimbursed by Buyer hereunder shall be recalculated and appropriate correcting payments shall be made by the Buyer to the Sellers or by the Sellers to the Buyer, as applicable.  The parties agree that the purpose of this paragraph is to cause each Seller to receive the same amount of sales proceeds from the sale of the Securities and the Corcpork and CLC securities pursuant to the Put/Call Agreement (including the Tax reimbursement payment made hereunder but not the interest payable in connection therewith), after payment of all Taxes imposed on the Seller in connection with the sale and the reimbursement payment received hereunder, that such Seller would have received if no Class IV asset or Class V asset is allocated or attributed a portion of the aggregate deemed sale price (or consideration received or deemed received for partnership interests and membership interests) in excess of its Tax basis (subject to the limitations set forth in subparagraph (f) and shall be interpreted consistently therewith.  The reimbursement payment required to be made pursuant to this subparagraph (d) shall be calculated by the Sellers’ Representative based on the assumption that the Sellers pay Taxes at a 43% Tax rate with respect to ordinary income and short-term capital gains and at a 23% rate with respect to long-term capital gains, and shall be paid to the Sellers by Buyer no later than the time the Section 338(h)(10) Election is filed.  For example, if a Class IV asset is allocated $1,000 more than its Tax basis that results in deprecation recapture (other than of bonus depreciation), the additional payment to be made to Sellers pursuant to this subparagraph is ($1,000 x 20%)/.77=$260.

(e)   Sellers will reimburse Buyer for all corporate level Taxes imposed on any Company on the deemed asset sale resulting from the Section 338(h)(10) Election (and any comparable state tax election), other than any Taxes that are attributable to (and that would not have been incurred but for) any Class IV or Class V asset receiving an Excess Allocation for Tax purposes.  Any such reimbursement payment shall include interest thereon at the rate of 5% calculated from the date such Taxes are due to the date of payment hereunder. In the event the amount of Taxes initially taken into account by the parties pursuant to the first sentence hereof is subsequently determined to be incorrect (whether as a result of an audit adjustment or otherwise) the amount required to be reimbursed by Sellers hereunder shall be recalculated and appropriate correcting payments shall be made by the Buyer to the Sellers or by the Sellers to the Buyer, as applicable. The purpose of this subparagraph (e) is to cause Sellers to be responsible for corporate level Taxes resulting from the Section 338(h)(10) Election (and any comparable state Tax election) only to the extent they do not exceed the amount that would be incurred if no Class IV or Class V assets were sold or deemed sold for more than their Tax bases (subject to the limitations set forth in subparagraph (f)) and shall be interpreted consistently therewith. The reimbursement payment made pursuant to this subparagraph (e) shall be paid to the Buyer by Sellers no later than the time the Election is filed and shall be treated as an adjustment to the Purchase Price.

(f)    Notwithstanding subparagraphs (d) and (e), Buyer shall not be required to reimburse Sellers for any Taxes pursuant to subparagraph (d), and Sellers shall reimburse Buyer for all Taxes pursuant to subparagraph (e), to the extent that any Excess Allocation is attributable to (i) any adjustment to the Tax basis of any Class IV or Class V asset pursuant to Code Section 168(k) (or any other similar bonus depreciation provision) or (ii) any adjustment to the Tax basis of any Class IV or Class V asset that would have resulted from any Company’s use of the accrual versus the cash method of Tax accounting.

Section 5.8     Employees; Employee Benefits. Subject to Section 9.11 of this Agreement,

(a)   If requested by Buyer in writing at least three days prior to the Closing, Seller shall cause there to be adopted, prior to Closing, resolutions terminating any Company Plan intended to be a cash or deferred arrangement under Code Section 401(k).  If any such plan is terminated, Buyer shall take all steps reasonably necessary or appropriate so that, as soon as practicable following the Closing Date, participants in any such plan are permitted to take a distribution or (if then employed by buyer or an affiliate of Buyer) to roll over their benefits under that plan to one or more defined contribution plans sponsored by the Buyer or its affiliates.  On and after the Closing, until at least the first anniversary of the Closing, Buyer shall cause the Companies to provide the employees of the Companies with salary and benefit plans, programs and arrangements (including but not limited to severance benefits) comparable in the aggregate than those currently provided by the applicable Company.

(b)   If any employee of a Company becomes a participant in any employee benefit plan of Buyer or any of its affiliates, such employee shall be given credit under such plan for the last continuous period of service with such Company prior to the Closing for purposes of determining eligibility to participate andvesting in benefits but for no other purpose (including, without limiting the generality of the foregoing, the accrual of benefits.

(c)   In the event that any person who is an employee of any Company immediately prior to the Closing (an “Affected Employee”) is discharged by Buyer or any Company after the Closing, then Buyer shall be responsible for severance costs, if any, for such Affected Employee.  Buyer shall be responsible and assume all liability for all notices or payments due to any Affected Employees, and all notices, payments, fines or assessments due to any governmental authority, under any applicable Law with respect to the employment, discharge or layoff of employees by any Company after the Closing, including but not limited to, the WARN Act and any rules or regulations as have been issued in connection with the foregoing.

(d)   Buyer agrees that, upon the Closing, each Affected Employee shall be immediately eligible to participate, without any waiting time, in a group health plan (as defined in Section 5000(b)(1) of the Code) which credits such Affected Employee towards the deductibles, coinsurance and maximum out-of-pocket provisions imposed under such group health plan, for the calendar year during which the Closing Date occurs, with any applicable expenses already incurred during the portion of the year preceding the Closing Date under the applicable group health plans of the Companies.

(e)   Sellers and Buyer shall provide each other with such documents, employee data and other information as may be reasonably required to carry out the provisions of this Section 5.8.

Section 5.9     Noncompete; Nonsolicit.

(a)   As an inducement for Buyer to enter into this Agreement, for a period of five years from the Closing Date, no Seller will, directly or indirectly, engage in, acquire, own or hold a business anywhere in the United States, Canada or Mexico that competes with the business of any Company or any Subsidiary as conducted prior to the Closing Date (the “Seller Restricted Business”), including as a proprietor, principal, agent, partner, officer, director, stockholder, employee, member of any association, consultant or otherwise.

(b)   The restrictions set forth in Sections 5.9(a), shall not prohibit the ownership by any Seller of up to two percent of the issued and outstanding capital stock of a publicly held entity carrying on a Seller Restricted Business, so long as such Seller does not participate in the control or take an active part in the management or direction thereof and does not in any way render services thereto.

(c)   For a period of five years from the Closing Date, except as otherwise agreed to in writing by Buyer, Sellers agree not to, and shall not cause or permit any of their affiliates to, directly or indirectly, (i) solicit for employment, induce or attempt to induce the termination of employment of any employee of Buyer or the Farmer John Business, or materially interfere with the employment relationship between Buyer and any employee thereof or (ii) induce or attempt to induce any supplier of Buyer to cease doing business with Buyer, or materially interfere with the business relationship between Buyer and any supplier thereof; provided that solicitations through newspapers of general circulation or similar means not targeted by Sellers at the employees of Buyer shall not be deemed to be a breach of this subsection.

(d)   The parties intend that each of the covenants contained in this Section 5.9 shall be construed as a series of separate covenants, one for each state of the United States and each county of each state of the United States.  Except for geographic coverage, each such separate covenant shall be deemed identical in terms to the covenant contained in the preceding subsections of this Section 5.9.  If, in any judicial proceeding, a court shall refuse to enforce any of the separate covenants (or any part thereof) deemed included in those subsections, then such unenforceable covenant (or such part) shall be deemed eliminated from this Agreement for the purpose of those proceedings to the extent necessary to permit the remaining separate covenants (or portions thereof) to be enforced.  In the event that the provisions of this Section 5.9 should ever be deemed to exceed the time or geographic limitations, or the scope of this covenant, permitted by applicable law, then such provisions shall be reformed to the maximum time or geographic limitations, as the case may be, permitted by applicable laws.  The unenforceability of any covenant in this Section 5.9 shall not preclude the enforcement of any other of said covenants or provisions or of any other obligation of Sellers or Buyer hereunder, and the existence of any claim or cause of action of Sellers or Buyer against the other whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by Sellers or Buyer of any of said covenants.

(e)   It is understood and agreed that damages may be an inadequate remedy in the event of a breach or intended or threatened breach by Sellers of any of the covenants of Sellers as applicable, in this Section 5.9, and that any such breach may cause Buyer, as applicable, irreparable injury and damage.  Accordingly, Sellers each agree that Buyer shall be entitled, without waiving any additional rights or remedies otherwise available to Buyer, to injunctive and other such equitable relief in the event of a breach or intended or threatened breach of any of said covenants by Sellers.

Section 5.10   Real Property Matters.

(a)   Sellers will use good faith efforts to obtain, or will cause the Companies and Subsidiaries to use good faith efforts obtain, a certificate from the landlord for each of the Leased Real Properties substantially in the form attached as Exhibit C (the “Estoppel Certificates”).

(b)   Prior to or concurrently with the effective time of the Closing, Sellers shall cause CPC to assign, transfer and convey to Montalbo Properties LLC, by means of a Grant Deed (the “Phoenix Deed”), 100% of CPC’s title and ownership interest in the Phoenix Property (including the building(s) and improvements located thereon), provided, that the Companies shall retain all personal property assets owned by the applicable Companies located on the Phoenix Property or within the buildings thereon and Sellers shall provide Buyer or cause Buyer to be provided with access to the Phoenix Property after the Closing Date as may be reasonably necessary to remove the items of personal property from the Phoenix Property that are owned by the Companies.  Buyer agrees to indemnify Sellers for any injury or damage to the extent arising from such access by Buyer.  Sellers agree to cause the Phoenix Deed to be recorded promptly following the Closing Date and to pay all recording costs and transfer taxes associated therewith.  Sellers shall also pay the cost of any desired title insurance in favor of the transferee of the Phoenix Property.

(c)   After the Closing Date, Sellers shall use commercially reasonable efforts to sell or cause the sale of the Phoenix Property to a third party in an arm’s length transaction.  Buyer and Sellers hereby agree that to the extent the proceeds from the sale of the Phoenix Property (less expenses directly incurred by Sellers in connection with the sale of the Phoenix Property) (the “Net Sale Proceeds”) exceed $250,000, Buyer, on the one hand, and Sellers, on the other hand, shall equally split the excess of the Net Sale Proceeds over $250,000.  Sellers shall deliver such documentation as may be reasonably requested by Buyer to confirm the amount of Net Sale Proceeds. The amount of such excess that is payable to Buyer shall be delivered to such account as may be designated in advance by Buyer in writing to Sellers’ Representative.

(d)   Sellers agree, jointly and severally, to indemnify and hold harmless Buyer against any and all claims, demands, liabilities, defects, and actions, and all related costs and expenses (including reasonable attorneys’ fees), to the extent arising from any warranties under the Phoenix Deed.

Section 5.11   Litigation Support.  In the event and for so long as Buyer, the Company or any Subsidiary is actively contesting or defending against any Litigation in connection with any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction existing or occurring on or prior to the Closing Date involving the Company or any Subsidiary, each Seller will provide reasonable cooperation, including testimony, if necessary, in the contest or defense, all at the sole cost and expense of Buyer (unless and to the extent Buyer is entitled to indemnification therefor under Article VIII).

Section 5.12   No Sale.  Between the dates hereof and the Closing Date, each Seller agrees that it will not sell, pledge, transfer or otherwise place any Lien on any Securities owned by such Seller.

Section 5.13   No Negotiations, etc.  Until the earliest to occur of the Closing Date or the termination of this Agreement pursuant to Article VII hereof, neither the Companies or their Subsidiaries or any officer, director of employee thereof, nor the Sellers, or their respective agents or representatives, shall directly or indirectly, solicit, initiate or encourage submission of any proposal, indication of interest or offer from any person or entity (including any of the officers or employees of the Company) relating to any liquidation, dissolution, recapitalization, merger, consolidation or acquisition or purchase of all or a material portion of the assets of, or any equity interest in, any Company or Subsidiary or other similar transaction or business combination involving the Farmer John Business or participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to or assist or participate in, any effort or attempt by any other person or entity to do or seek any of the foregoing.  Sellers shall immediately cease and cause to be terminated all existing discussions or negotiations with any Person other than Buyer conducted heretofore with respect to any of the foregoing activities and request the prompt return or destruction of all confidential information of Sellers or the Farmer John Business previously furnished to such Person.  Sellers shall promptly notify Buyer if any such proposal, indication of interest or offer, or any inquiry from or contact with any such person with respect thereto, is made and shall promptly provide Buyer with such information regarding such proposal, offer, inquiry or contact as Buyer may request.

Section 5.14   Transfer of CC Partnership Interests. Prior to the effective Closing Date, Sellers shall cause CPC to assign, transfer and convey to CLC, all of CPC’s rights in, to and under, and all of its liabilities in respect of, the partnership interests of CC held by CPC as of the date hereof; provided, that concurrently with such assignment, transfer and conveyance, CLC agrees in writing with CPC and Buyer to execute and deliver, concurrently with the execution thereof by the Sellers holding all of the issued and outstanding capital stock of Corcpork, the Put/Call Agreement as a party thereto.

Section 5.15   Selected Litigation Matters.  The parties hereto agree that Sellers shall retain and have the sole and exclusive right and obligation to control all aspects of the defense of the matters described on Schedule 5.15 hereto (the “Selected Litigation Matters”) and shall be solely liable for all liabilities, assessments, losses, damages, costs and expenses relating thereto (including punitive, special, incidental, consequential or like damages or claims, to the extent such damages or claims are payable by Buyer or any Subsidiary of Buyer (including any of the Companies after Closing) to any third party).  All costs and expenses incurred in connection with Sellers’ defense of the Selected Litigation Matters shall be borne and/or paid for by Sellers.  Sellers shall keep Buyer reasonably informed of the status of and any material developments with respect to such matters, except to the extent prohibited by applicable law or legal process.  Sellers shall have the sole and exclusive right to settle, compromise or similarly dispose of the Selected Litigation Matters, provided that it may only effect the settlement, compromise or similar disposition of any such matter at any time after the Closing Date with Buyer’s prior written consent (which consent may be withheld or delayed, but only to the extent it is commercially reasonable for Buyer to so withhold or delay such consent).  Without limiting the circumstances under which it may be unreasonable for Buyer to withhold or delay its consent, the parties agree that Buyer shall not withhold or delay its consent to the settlement, compromise or similar disposition of such matter if none of Buyer, the Companies or any Subsidiary incurs any monetary liability under such settlement, compromise or similar disposition for which Buyer is not entitled to indemnification pursuant to Article VIII of this Agreement and such settlement, compromise or similar disposition does not include any injunctive or equitable relief with respect to the Companies or any Subsidiary.

Section 5.16   Termination of Shareholder Agreement.  Sellers shall cause to be terminated, effective as of and subject to the Closing, of that certain Buy and Sell Agreement dated November 24, 1978, by and among Sellers, Loretta M. Clougherty, the Loretta Mary Clougherty Trust of December 30, 1969, the Kathleen Cabrini Clougherty Trust of December 30, 1969, the Joseph Dennis Clougherty Trust of December 30, 1969, the Bernard James Clougherty Trust of December 30, 1969, and the Anthony Paul Clougherty Trust of December 30, 1969 (the “Shareholder Agreement”).

Section 5.17   Transfer of Assets.  Prior to Closing, Sellers will cause Corcpork and CC to transfer and assign, or cause the transfer and assignment, to CPC of all of the assets listed on Section 5.17 of the Seller Disclosure Letter.

Section 5.18   Environmental Remediation and Liability.On the Closing Date, Buyer, Sellers and Sellers Representative shall execute and deliver the Environmental Remediation Agreement and the parties hereby covenant and agree that the covenants and agreements set forth in the Environmental Remediation Agreement shall be binding on the parties and of such effect as if fully set forth herein.

ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE STOCK PURCHASE

Section 6.1     Conditions to Each Party’s Obligations to Consummate the Securities Purchase.  The respective obligations of each party to consummate the transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a)   No statute, rule, regulation, executive order, decree or injunction shall have been enacted, entered, promulgated or enforced by any court or governmental entity which prohibits or materially delays the consummation of, or imposes material limitations on the parties’ ability to consummate the transactions contemplated by this Agreement;

(b)   There shall not be any suit, action, investigation, inquiry or other proceeding instituted, pending or threatened by any governmental or other regulatory or administrative agency or commission or by any other person that seeks to enjoin, prevent, materially delay or otherwise impose material limitations on the consummation of the transactions contemplated by this Agreement;

(c)   Any waiting period applicable to the transactions contemplated by this Agreement under applicable U.S. antitrust or trade regulation laws and regulations, including, without limitation, under the HSR Act or any Other Antitrust Regulations, shall have expired or been terminated;

(d)   Buyer, Sellers’ Representative and the Escrow Agent shall each have duly executed and delivered to each other the Escrow Agreement;

(e)   CPC shall have assigned, transferred and conveyed to CLC all of CPC’s rights in, to and under, and all of its liabilities in respect of, the partnership interests of CC held by CPC, as contemplated by Section 5.14 hereof; and

(f)    Buyer and Sellers’ Representative, on the one hand, and the Sellers holding all of the issued and outstanding capital stock of Corcpork and the outstanding membership interests of CLC, on the other hand, shall have each duly executed and delivered to each other the Put/Call Agreement. CPC and CC shall have duly executed and delivered to each other the Hog Production Agreement. Buyer, Sellers and the Sellers’ Representative shall have each duly executed and delivered to each other the Environmental Remediation Agreement.

Section 6.2     Further Conditions to Sellers’ Obligations.  The obligation of Sellers to consummate the transactions contemplated by this Agreement is further subject to satisfaction or waiver (but no such waiver shall waive any rights or remedy otherwise available to Sellers) of the following conditions:

(a)   The representations and warranties of Buyer contained in Article IV of this Agreement that are not subject to materiality qualifications shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though such representations and warranties were made at and as of such date, except for representations and warranties which are as of a different date or period which shall be true and correct in all material respects as of such other date or period. The representations and warranties of Buyer contained in Article IV of this Agreement that are subject to materiality qualifications shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though such representations and warranties were made at and as of such date, except for representations and warranties which are as of a different date or period which shall be true and correct in all respects as of such other date or period; and

(b)   Buyer shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed or complied with by it on or prior to the Closing.

Section 6.3     Further Conditions to Buyer’s Obligations.  The obligation of Buyer to consummate the transactions contemplated by this Agreement are further subject to the satisfaction or waiver at or prior to the Closing Date (but no such waiver shall waive any rights or remedy otherwise available to Buyer) of the following conditions:

(a)   The representations and warranties of Sellers contained in Articles II and III of this Agreement that are not subject to materiality qualifications shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though such representations and warranties were made at and as of such date (without taking into account any disclosures by Sellers of discoveries, events or occurrences arising on or after the date hereof), except for representations and warranties which are as of a different date or period which shall be true and correct in all material respects as of such other date or period. The representations and warranties of Sellers contained in Articles II and III of this Agreement that are subject to materiality qualifications shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though such representations and warranties were made at and as of such date (without taking into account any disclosures by Sellers of discoveries, events or occurrences arising on or after the date hereof), except for representations and warranties which are as of a different date or period which shall be true and correct in all respects as of such other date or period;

(b)   Sellers shall have performed and complied with all agreements and obligations required by this Agreement to be performed or complied with by them on or prior to the Closing;

(c)   [Reserved];

(d)   No Litigation shall be pending or threatened (i) asserting the illegality of or seeking to render unenforceable any material provision of this Agreement or the Escrow Agreement, (ii) seeking to prohibit direct or indirect ownership, combination or operation by Buyer of any portion of the business or assets of the Company or any Subsidiary, or to compel Buyer or any of its Subsidiaries or the Company or any Subsidiary to dispose of, or to hold separately, or to make any change in any portion of the business or assets of Buyer or its Subsidiaries or of the Company or its Subsidiaries, as a result of the transactions contemplated by this Agreement, or incur any burden, (iii) seeking to require direct or indirect transfer or sale by Buyer of, or to impose material limitations on the ability of Buyer to exercise full rights of ownership of, any of the Securities, or (iv) imposing or seeking to impose material damages or sanctions directly arising out of the transactions contemplated by this Agreement on Buyer or the Company or any of their respective officers or directors;

(e)   No law or governmental order was enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement by any Governmental Entity that would reasonably be expected to result, directly or indirectly, in any of the consequences referred to in Section 6.3(d) above;

(f)    Buyer shall have received the following items related to the Owned Real Property and the Leased Real Property:

(i)            From First American Title Insurance Company (“First American”) evidence satisfactory to Buyer that First American has issued, or is committed to issue, at no cost to Buyer, a standard ALTA Owner’s Policy of Title Insurance insuring that CPC is the fee owner of each Owned Real Property described on Appendix 2.14 – A of the Seller Disclosure Letter as being owned by CPC, which policies shall be in amounts reasonably acceptable to Buyer that approximate the fair market values of such properties and shall be subject only to the exceptions to title set forth in the Preliminary Title Reports described in Appendix 2.14 – C of the Seller Disclosure Letter as applicable to such properties;

(ii)           From Transnation Title Insurance Company (“Transnation”) evidence satisfactory to Buyer that Transnation has issued, or is committed to issue, at no cost to Buyer, a standard ALTA Owner’s Policy of Title Insurance insuring that PFFJ is the fee owner of the Owned Real Property described on Appendix 2.14 – A of the Seller Disclosure Letter as being owned by PFFJ, which policy shall be in amount reasonably acceptable to Buyer that approximate the fair market values of such property and shall be subject only to the exceptions to title set forth in the Preliminary Title Reports described in Appendix 2.14 – C of the Seller Disclosure Letter as applicable to such property.

(iii)          From the landlords of the Leased Real Property, the Estoppel Certificates; and

(iv)          The Restated Leases.

(g)   The Shareholder Agreement shall have been terminated subject only to the Closing;

(h)   All material governmental filings, authorizations and approvals, other than under the HSR Act and any other anti-trust regulations that are required for the consummation of the transactions contemplated by this Agreement will have been duly made or obtained;

(i)    Each of the Employment Agreements shall have been executed by each of the parties thereto and shall be in full force and effect, and none of the Persons who are a party to such agreements shall have notified any Company or any Subsidiary in writing of such Person’s intention of not fulfilling his or her obligations under any such agreement;

(j)    There shall not have occurred since the date of this Agreement and be continuing as of the Closing Date a Seller Material Adverse Effect; and

(k)   Buyer shall have received a payoff letter with respect to all Closing Debt indicating that, upon payment of a specified amount, the holder shall release its Liens and other security interests in, and agree to execute Uniform Commercial Code Termination Statements (“UCC-3s”) and such other documents or endorsements necessary to release of record its Liens and other security interest in, the assets and properties of Farmer John and shall have attached applicable executed UCC-3s.

ARTICLE VII

TERMINATION AND ABANDONMENT

Section 7.1     Termination.  This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing Date:

(a)   by mutual written consent of Sellers’ Representative and Buyer;

(b)   by Sellers’ Representative or Buyer at any time after March 31, 2005, if the Closing shall not have occurred by such date; provided, that a party will not be entitled to terminate this Agreement pursuant to this Section 7.1(b) if such party’s failure to comply fully with its obligations under this Agreement has prevented the Closing from occurring;

(c)   by Buyer, if

(i)            Any Seller has breached any (A) covenant or agreement contained in this Agreement in any material respect or (B) any representation or warranty of Sellers contained in this Agreement which breach has caused or is reasonably likely to cause a Seller Material Adverse Effect; provided, that, in the event of a breach of a representation, warranty or covenant that is capable of being cured, notice of the breach of such covenant has been delivered by the non-breaching party and the breaching party does not cure such breach by the earlier to occur of the fifteenth (15th) business day after receipt of such notice or the date provided in Section 7.1(b); or

(ii)           any of the conditions set forth in Section 6.3 have become impossible to satisfy;

(d)   by Sellers’ Representative, if

(i)            Buyer has breached any (A) covenant or agreement contained in this Agreement in any material respect or (B) any representation or warranty of

Buyer contained in this Agreement which breach has caused or reasonable likely to cause a Buyer Material Adverse Effect; or

(ii)           any of the conditions set forth in Section 6.2 have become impossible to satisfy;

(e)   by Sellers’ Representative or Buyer if a United States federal or state court of competent jurisdiction or United States federal or state governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable;

(f)    In accordance with the terms and conditions set forth in Section 5.10.

Section 7.2     Procedure for and Effect of Termination.  In the event of termination of this Agreement by the parties under Section 7.1 of this Agreement, written notice thereof shall be given by a party so terminating to the other party and this Agreement shall forthwith terminate and shall, except as set forth in the last sentence of this Section 7.2, become null and void and of no further effect, and the transactions contemplated by this Agreement shall be abandoned without further action by Sellers or Buyer.  In addition, if this Agreement is terminated under Section 7.1 of this Agreement, there shall be no liability or obligation under this Agreement on the part of Sellers or Buyer or any of their respective directors, officers, employees, affiliates, controlling persons, agents or representatives, except that any party may have liability to the other party if the basis of termination is (i) a fraud, (ii) the failure of any representation or warranty of the party, other than the party exercising its rights under this Agreement to terminate this Agreement (the “Non-Terminating Party”), made in this Agreement to be true and correct in all material respects as of the date hereof (but in such case, the Non-Terminating party shall be liable only for Buyer Damages or Seller Damages, as the case may be), or (iii) the breach by the Non-Terminating Party of one or more of the covenants or agreements included in this Agreement (but in such case, the Non-Terminating party shall be liable only for Buyer Damages or Seller Damages, as the case may be).  Notwithstanding the foregoing, the obligations provided for in Section 5.5, Section 7.2, Section 9.6 and Section 9.9 of this Agreement and in the Confidentiality Agreement shall survive any such termination.

ARTICLE VIII

SURVIVAL AND INDEMNIFICATION

Section 8.1     Survival Periods.  The representations and warranties of the parties contained in this Agreement or in any certificate or like instrument delivered pursuant hereto shall survive the Closing until the date that is eighteen (18) months from the Closing Date (the “Survival Period”); provided, that (i) the representations and warranties of Sellers contained in Section 2.11 [Employee Benefit Plans] and Section 2.13 [Taxes] shall survive the Closing until the expiration of the state and federal statute of limitations applicable to the matters covered thereby, (ii) the representations and warranties of Sellers contained in Section 2.17 [Environmental] shall survive for five years from the Closing Date, and (iii) the representations and warranties in Section 2.1 [Organization, etc.], Section 2.2 [Subsidiaries], Section 2.4 [Ownership of Securities], Section 2.25 [Brokers; Finders and Fees] Section 3.1 [Title to Securities], Section 3.2 [Valid and Binding Agreement], Section 4.1 [Organization, etc.], Section 4.2 [Authority Relative to this Agreement] and Section 4.5 [Brokers, Finders and Fees] of this Agreement shall survive the Closing indefinitely, (iv) the representations and warrants in Section 2.16 that relate to the “Farmer John” trademark, trade name, domain name and related logos listed on Section 2.16 of the Seller Disclosure Letter shall survive the Closing indefinitely and (v) the covenants and agreements of Sellers, Sellers’ Representative or Buyer contained in this Agreement shall survive indefinitely, provided, however, in all instances that, with respect to any specific representation or warranty under which an Indemnified Party shall have delivered a notice of a claim prior to the respective termination date for the Survival Period of such representation or warranty as set forth in this subsection and as to which such claim has not been completely and finally resolved prior to such termination date, such representation or warranty shall survive for purposes of such claim for the period of time beyond such termination date sufficient to resolve, completely and finally, the claim relating to such representation or warranty in accordance with this Agreement.  Except as otherwise provided herein, the parties agree that no claims or causes of action may be brought against Sellers or Buyer based upon any of the representations and warranties contained in this Agreement after the Survival Period.

Section 8.2     Sellers’ Agreement to Indemnify.

(a)   Subject to the terms and conditions set forth in this Agreement, from and after the Closing, Sellers agree, jointly and severally, to indemnify and hold harmless Buyer, each Company and Subsidiary and their respective directors, officers, employees, affiliates, controlling persons, agents and representatives and their successors and assigns (collectively, the “Buyer Indemnitees”) from and against all liabilities, assessments, losses, damages, costs and expenses whether or not arising out of third party claims (including, without limitation, interest, penalties, reasonable attorneys’ fees and expenses and all reasonable amounts paid in investigation, defense or settlement of any of the foregoing)  (collectively, but in all events, subject to Section 8.2(a)(iv) hereof, excluding any punitive, special, incidental, consequential, diminution of value, lost profits or like damages or claims, “Buyer Damages”) asserted against or incurred by any Buyer Indemnitee as a result of or arising out of (i) a breach, misrepresentation or inaccuracy of any representation or warranty contained in this Agreement or in the Seller Disclosure Letter or any exhibits, schedules or certificates delivered by or on behalf of Sellers pursuant to this Agreement, provided, that, Sellers hereby acknowledge that notwithstanding any disclosure in Section 2.17 of the Seller Disclosure Letter, any Buyer Damages arising out of the matters disclosed on Section 2.17 of the Seller Disclosure Letter (other than those described in clause (v) of this subsection) shall be subject to the indemnification terms of this Article VIII as if not disclosed on Section 2.17 of the Seller Disclosure Letter, provided, further, that Sellers shall be liable on an individual basis for Buyer Damages in respect of the breach, misrepresentation or inaccuracy of any representation or warranty contained in Article III of this Agreement, (ii) any product sold, manufactured or licensed by any Company or any Subsidiary prior to the Closing Date (including products manufactured by or for the account of any Company or Subsidiary prior to the Closing, regardless of their inclusion in inventory of a Company or Subsidiary as of the Closing and their eventual sale by a Company or Subsidiary or by Buyer or its affiliates after the Closing), (iii) any breach of any of the covenants and agreements of any Seller contained in this Agreement (including those covenants and agreements set forth in the Environmental Remediation Agreement), including without limitation any agreement of Sellers to indemnify Buyer with respect to specific matters contained elsewhere in this Agreement, (iv) all liabilities and obligations (including, but only with respect to this clause (iv), punitive, special, incidental and consequential damages or claims, to the extent such damages or claims are payable by Buyer or any Subsidiary of Buyer (including any of the Companies after Closing) to any third party)) arising out of the Selected Litigation Matters, and (v) all liabilities and obligations (including, but only with respect to this clause (v), punitive, special, incidental and consequential damages or claims, to the extent such damages or claims are payable by Buyer or any Subsidiary of Buyer (including any of the Companies after Closing) to any third party)) for Claims arising out of the matters described in Item 1 (3163 East Vernon ESA), Item 2 (3049 East Vernon ESA), Item 22 (Casmalia Superfund Site) or Item 23 (OII Superfund Site) set forth on Section 2.17 of the Seller Disclosure Letter, provided that no Buyer Indemnitee initiates any contact or inquiry of any governmental entity or other third party with respect to such matters.  Subject to the limitations set forth in Section 8.2(b) hereof, Buyer Indemnitees shall be required to recover any Buyer Damages for which Sellers are obligated to indemnify under this Section 8.2, (i) first, from the Escrow Agent, an amount equal to any Buyer Damages any such Buyer Indemnitee may suffer hereunder pursuant to Section 8.7 hereof and (ii) second, if and to the extent that the Indemnification Escrow Amount is not sufficient to cover such Buyer Damages, from Sellers.  Notwithstanding anything to the contrary contained in this Agreement, for purposes of determining whether Sellers are obligated to provide indemnification under Section 8.2(a)(i) of this Agreement and for purposes of determining the amount of any Buyer Damages to which such indemnification applies, each representation and warranty in this Agreement and each certificate delivered pursuant hereto shall be read without regard and without giving effect to the term “material” or “material adverse effect” or similar phrases contained in such representation or warranty which has the effect of making such representation and warranty less restrictive (as if such word were deleted from such representation and warranty).

(b)   Sellers’ obligation to indemnify the Buyer Indemnitees for Buyer Damages under Section 8.2(a) of this Agreement is subject to the following limitations:

(i)            No indemnification shall be made by Sellers under Sections 8.2(a)(i) or 8.2(a)(ii) unless (i) the aggregate amount of all Buyer Damages arising out of a single breach or liability exceeds $5,000 and (ii) the aggregate amount of all Buyer Damages exceeds $750,000 (the “Basket”) and, in such event, indemnification shall be made by Sellers for the aggregate amount of Buyer Damages in excess of the Basket; provided, however, that the Basket shall not apply to Buyer Damages resulting from the Selected Litigation Matters or a breach of  (A) Sections 2.1, 2.2, 2.4, 2.13, 2.25, 3.1 or 3.2 hereof, or (B) the representations and warranties in Section 2.16 hereof that relate to the “Farmer

John” trademark, trade name, domain name and related logos listed on Section 2.16 of the Seller Disclosure Letter.

(ii)           In no event shall Sellers’ aggregate obligation to indemnify the Buyer Indemnitees under Sections 8.2(a)(i) or 8.2(a)(ii) exceed $25,000,000 (the “Cap Amount”), except in the event that such obligation to indemnify arises from the fraud of any Seller; provided, that the Cap Amount shall not apply to Buyer Damages resulting from a breach of  (A) Sections 2.1, 2.2, 2.4, 2.13, 2.25, 3.1 or 3.2 hereof or, (B) the representations and warranties in Section 2.16 hereof that relate to the “Farmer John” trademark, trade name, domain name and related logos listed on Section 2.16 of the Seller Disclosure Letter.

(iii)          Sellers shall be obligated to indemnify the Buyer Indemnitees under Section 8.2(a)(i) only for those claims giving rise to Buyer Damages as to which the Buyer has given Sellers’ Representative written notice, with a copy to the Escrow Agent (if applicable), prior to the end of the Survival Period (to the extent the Survival Period is applicable to such claim) or applicable survival period set forth in Section 8.1 of this Agreement.  Any written notice delivered by a Buyer to Sellers’ Representative with respect to Buyer Damages shall set forth with reasonable specificity the basis of the claim for Buyer Damages if reasonably determinable at such time and it may state the amount of the Buyer Damages claimed.  Subject to the procedures with respect to Claims under Section 8.4 hereof, if such written notice (or an amended notice) states the amount of Buyer Damages claimed and the Sellers’ Representative notifies the Buyer Indemnitee that Sellers’ Representative does not dispute the claim described in such notice or fails to notify the Buyer, with a copy to the Escrow Agent (if applicable), within 30 business days after delivery of such notice by the Buyer whether Sellers’ Representative disputes the claim described in such notice, Buyer Damages in the amount specified in such notice will be admitted by Sellers, and Sellers shall be responsible for the payment of such Buyer Damages to the Buyer Indemnitee, unless Buyer Damages in respect of such claim, once determined, are less than the amount specified in the notice, in which event Buyer shall be entitled to recover such lesser amount.  If Sellers’ Representative has timely disputed Sellers’ liability with respect to such claim by delivery of notice in accordance with this Section 8.2, Buyer and Sellers’ Representative will proceed in good faith to negotiate a resolution of such dispute in accordance with Section 8.5 hereof. Any written notice delivered by Sellers’ Representative to Buyer for purposes of disputing a claim for Buyer’s Damages shall provide in reasonable detail the basis for any objection to the matters set forth in Buyer’s notice and the portion of the claim (if less than all) which is the subject of the dispute notice). If a written notice does not state the amount of Buyer Damages claimed, such omission will not preclude the Buyer Indemnitee from recovering from Sellers the amount of Buyer Damages with respect to the claim described in such notice if any such amount is promptly provided once determined.

(iv)          Sellers’ indemnification obligation pursuant to Section 8.2(a)(v), and pursuant to Section 8.2(a)(iii) (as such provision relates to the Environmental Remediation Agreement) shall survive for a period of five years after the Closing Date.

(c)   Subject to a Buyer Indemnitee’s right and obligation to recover for Buyer Damages first from the Indemnification Escrow Amount in accordance with Section 8.7, Sellers will pay the amount of any Buyer Damages to the Buyer Indemnitee within 10 days following the determination of Sellers’ liability for and the amount of such Buyer Damages (whether such determination is made pursuant to the procedures set forth in this Article VIII, by agreement between Buyer and Sellers, by arbitration award or by final adjudication in accordance with the terms of this Agreement). The Sellers hereby acknowledge and agree that any amount of such Buyer Damages that are not recovered from the Indemnification Escrow Amount shall be payable by the applicable Seller or Sellers, or jointly and severally by all Sellers, as the case may be, and further acknowledge and agree that the Indemnification Escrow Amount is not the exclusive source of recovery of Buyer Damages incurred by Buyer pursuant to this Agreement. Each of the Sellers agrees that if, following the Closing, any payment is made by such Seller in respect of any Buyer Damages, such Seller shall have no rights against Farmer John, or any director, officer or employee thereof (in their capacity as such), whether by reason of contribution, indemnification, subrogation or otherwise, in respect of any such payment, and shall not take any action against Farmer John or any such person with respect thereto.  Any rights with respect to any such payments that any of the Sellers may, by operation of law or otherwise, have against Farmer John or any such person shall, effective at the time of the Closing, be deemed hereby to be expressly and knowingly waived.

Section 8.3     Buyer’s Agreement to Indemnify.

(a)   Subject to the terms and conditions set forth in this Agreement, from and after the Closing, Buyer shall indemnify and hold harmless Sellers (the “Seller Indemnitees”) from and against all liabilities, assessments, losses, damages, costs and expenses whether or not arising out of third party claims (including, without limitation, interest, penalties, reasonable attorneys’ fees and expenses and all reasonable amounts paid in investigation, defense or settlement of any of the foregoing) (collectively, but in all events excluding any punitive, special, incidental, consequential, diminution of value, lost profits, or like damages or claims, “Seller Damages”) asserted against or incurred by any Seller Indemnitee as a result of or arising out of (i) a breach of any representation or warranty contained in this Agreement or any exhibits, schedules or certificates delivered by or on behalf of Buyer pursuant to this Agreement, or (ii)  any breach of any of the covenants and agreements of Buyer contained in this Agreement (including those covenants and agreements set forth in the Environmental Remediation Agreement), including without limitation any agreement of Buyer to indemnify Sellers with respect to specific matters contained elsewhere in this Agreement.  Notwithstanding anything to the contrary contained in this Agreement, for purposes of determining whether Buyer is obligated to provide indemnification under Section 8.3(a)(i) of this Agreement and for purposes of determining the amount of any Seller Damages to which such indemnification applies, each representation and warranty in this Agreement and each certificate delivered pursuant hereto shall be read without regard and without giving effect to the term “material” or “material adverse effect” or similar phrases contained in such representation or warranty which has the effect of making such representation and warranty less restrictive (as if such word were deleted from such representation and warranty).

(b)   Buyer’s obligation to indemnify the Seller Indemnitees under Section 8.3(a) of this Agreement is subject to the following limitations:

(i)            No indemnification shall be made by Buyer under Section 8.3(a)(i) unless (i) the aggregate amount of all Seller Damages arising out of a single breach or liability exceeds $5,000 and (ii) the aggregate amount of all Seller Damages exceeds the Basket and, in such event, indemnification shall be made by Buyer for the aggregate amount of Seller Damages in excess of the Basket; provided, however, that the Basket shall not apply to Seller Damages resulting from a breach of Section 4.1 or Section 4.5.

(ii)           In no event shall Buyer’s aggregate obligation to indemnify the Seller Indemnitees under Section 8.3(a)(i) exceed the Cap Amount, except in the event that such obligation to indemnify arises from the fraud of Buyer; provided, however, that the Cap Amount shall not apply to Seller Damages resulting from a breach of Section 4.1 or Section 4.5.

(iii)          Buyer shall be obligated to indemnify the Seller Indemnitees under Section 8.3(a)(i) only for those claims giving rise to Seller Damages as to which the Seller Indemnitees have given Buyer written notice of prior to the end of the Survival Period (to the extent the Survival Period is applicable to such claim) or the survival period specified in Section 8.1 of the Agreement.  Any written notice delivered by the Sellers’ Representative on behalf of a Seller Indemnitee to Buyer with respect to Seller Damages shall set forth with reasonable specificity the basis of the claim for Seller Damages if reasonably determinable at such time and, to the extent reasonably practicable, a reasonable estimate of the amount of such claim.  Subject to the procedures with respect to Claims under Section 8.4 hereof, if such written notice (or an amended notice) states the amount of Seller Damages claimed and Buyer notifies the Sellers’ Representative that Buyer does not dispute the claim described in such notice or fails to notify the Sellers’ Representative within 30 business days after delivery of such notice by the Sellers’ Representative whether Buyer disputes the claim described in such notice, Seller Damages in the amount specified in such notice will be admitted by Buyer, and Buyer shall be responsible for the payment of such Seller Damages to the Sellers’ Representative on behalf of a Seller Indemnitee, unless Seller Damages in respect of such claim, once determined, are less than the amount specified in the notice, in which event Seller shall be entitled to recover such lesser amount.  If Buyer has timely disputed its liability with respect to such claim by delivery of notice in accordance with this Section 8.3, Sellers’ Representative and Buyer will proceed in good faith to negotiate a resolution of such dispute in accordance with Section 8.5 hereof.  Any written notice delivered by Buyer to Sellers’ Representative for purposes of disputing a claim for Sellers’ Damages shall provide in reasonable detail the basis for any objection to the matters set forth in Sellers’ Representive’s notice and the portion of the claim (if less than all) which is the subject of the dispute notice).  If a written notice does not state the amount of Seller Damages claimed, such omission will not preclude the Seller Indemnitee from recovering from Buyer the amount of Seller Damages with respect to the claim described in such notice if any such amount is promptly provided once determined.

(c)   Buyer will pay the amount of any Seller Damages to the Sellers’ Representative on behalf of a Seller Indemnitee within 10 days following the determination of Buyer’s liability for and the amount of Seller Damages (whether such determination is made pursuant to the procedures set forth in this Article VIII, by agreement between Buyer and Seller, by arbitration award or by final adjudication in accordance with the terms of this Agreement).

Section 8.4     Third-Party Indemnification.  Except as provided in Section 5.15 of this Agreement with respect to the Selected Litigation Matters, the obligations of Sellers to indemnify the Buyer Indemnitees under Section 8.2 of this Agreement with respect to Buyer Damages and the obligations of Buyer to indemnify the Seller Indemnitees under Section 8.3 of this Agreement with respect to Seller Damages, in either case resulting from the assertion of liability by third parties (each, as the case may be, a “Claim”), will be subject to the following terms and conditions:

(a)   Any party against whom any Claim is asserted will give the indemnifying party written notice of any such Claim promptly after learning of such Claim, and the indemnifying party may, at its option, undertake the defense of such Claim by representatives of its own choosing; provided, however, that (i) such party shall have first reasonably demonstrated its financial ability to provide full indemnification to the indemnified party, and (ii) the indemnifying party may not undertake the defense of Claims solely related to or seeking non-monetary relief or Claims that solely involve criminal allegations or Claims for which the indemnified party demonstrates, to the reasonable satisfaction of the indemnifying party, that an adverse determination with respect to such Claim would be materially adverse to its business, assets, financial condition, results of operations or operations (in each case, taken as a whole), unless the indemnified party does not defend, contest or settle such Claim, then the indemnifying party may contest and defend (but not settle) such claim. Failure to give prompt notice of a Claim under this Agreement shall not affect the indemnifying party’s obligations under this Article VIII, except to the extent the indemnifying party is materially prejudiced by such failure to give prompt notice.  Notice of intention so to contest and defend shall be given by the indemnifying party to the indemnified party within 20 business days after the indemnified party provides a notice of Claim (but in all events, at least five business days prior to the date that an answer to such Claim is due to be filed).  If the indemnifying party fails to assume the defense of such Claim within the required time period, the Buyer Indemnitee or the Seller Indemnitee, as the case may be, against whom such Claim has been made will (upon further notice to the indemnifying party) have the right to undertake the defense, compromise or settlement of such Claim on behalf of and for the account and risk, and at the expense, of the indemnifying party, subject to the right of the indemnifying party to assume the defense of such Claim at any time prior to settlement, compromise or final determination of such Claim.  If the indemnifying party assumes such defense, the Buyer Indemnitee or the Seller Indemnitee, as the case may be, shall have the right to participate in the defense thereof and to employ counsel, at its own expense (which expense shall not constitute a Buyer Damage or Seller Damage, as applicable, unless the Buyer Indemnitee or the Seller Indemnitee, as the case may be, reasonably determines that because of a conflict of interest, the indemnifying party may not adequately represent, any interests of the Buyer Indemnitee or the Seller Indemnitee, as the case may be or unless the indemnifying party has not employed counsel to assume the defense of such action within a reasonable time, and only to the extent that such expenses are reasonable), separate from the counsel employed by the Buyer Indemnitee or the Seller Indemnitee, it being understood, however, that the indemnifying party shall control such defense.  The indemnifying party shall be liable for the fees and expenses of counsel employed by the Buyer Indemnitee or the Seller Indemnitee, as the case may be, for any period during which the indemnifying party has not assumed the defense thereof.

(b)   Anything in this Section 8.4 to the contrary notwithstanding, the indemnifying party shall not enter into any settlement or compromise of any action, suit or proceeding or consent to the entry of any judgment (i) which does not include as an unconditional term of the delivery by the claimant or plaintiff to the Seller Indemnitee or the Buyer Indemnitee, as the case may be, of a written release from all liability in respect of such action, suit or proceeding or (ii) for other than monetary damages to be borne by the indemnifying party, without the prior written consent of the Seller Indemnitee or the Buyer Indemnitee, as the case may be, which consent shall not be unreasonably withheld.

(c)   The indemnifying party and the Seller Indemnitee or Buyer Indemnitee, as applicable, shall provide each other such cooperation as may be reasonably requested and at the expense of the indemnifying party in all aspects of any investigation, defense, pretrial activities, trial, compromise, settlement or discharge of any claim in respect of which indemnity is sought under this Article VIII, including, but not limited to, by providing the other party with reasonable access to employees and officers (including as witnesses) and other information.

(d)   Buyer shall not be deemed to have notice of any claim or breach by the Sellers of any representation, warranty, covenant or agreement under this Agreement by virtue of knowledge acquired on or prior to the date of the Closing by an employee of any Company or Subsidiary.  In addition to the limitations set forth in Sections 8.2(b)(ii) and 8.3(b)(ii) above, any indemnification hereunder shall be calculated after deduction of or for (i) amounts actually paid to the indemnified party or, if such indemnified party is Buyer, to the Company, under any insurance policies in respect of the Buyer Damages or Seller Damages, as applicable, net of any costs incurred by the indemnified party to obtain such amount or as a result of receiving such amount; and (ii) any net Tax benefit to the indemnified party or any of its affiliates, or in the event the indemnified party is the Company, the Company or any of its affiliates, to the extent actually realized by such party as a direct result of such Buyer Damages or Seller Damages, including the present value, determined by discounting at 10.5%, of the benefit arising from an increase in the Tax basis of assets, net of any Tax costs incurred by the indemnified party or the Company as the result of the receipt of indemnification payments hereunder, including the present value, determined by discounting at the applicable federal rate, of the costs arising from a reduction in the Tax basis of the assets.  In calculating the amount of net Tax benefit, the indemnified party and its affiliates and the Company and its affiliates shall be presumed to pay Taxes at a 37.5% Tax rate.  Buyer and Sellers’ Representative shall provide the other, as applicable, with such documentation as may be reasonably requested by the other in order to ascertain or confirm the amount of any net Tax benefit or net Tax cost referred to herein.

Section 8.5     No Duplication.  Any liability for indemnification under this Agreement shall be determined without duplication of recovery by reason of the state of facts (i) giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement or (ii) taken into account in determining any adjustment to the Purchase Price under Section 1.8.

Section 8.6     Sole Remedy.

(a)   Notwithstanding any provision hereof, the parties agree that, except with respect to claims for fraud, the sole and exclusive remedy of any party to this Agreement or their respective affiliates with respect to this Agreement or any certificate or instrument delivered pursuant hereto (but excluding the employment agreements described in Section 6.3(h), the Put/Call Agreement, the Hog Production Agreement and the Closing Notes), the events giving rise to this Agreement and the transactions contemplated by this Agreement, shall be limited to the indemnification provisions set forth in Section 1.8,  Section 5.6, Section 5.7, Section 5.10 and this Article VIII, and all other rights and remedies in respect of such a breach or breaches (excluding any act or omission which constitutes fraud by any of the parties hereto) (“Other Rights and Remedies”) by any such party are hereby expressly forever waived.  Each party hereby covenants not to sue or seek indemnification from any other party in connection with any Other Rights and Remedies.

(b)   The parties intend that, even though indemnification and other obligations appear in various sections and articles of this Agreement, the indemnification procedures and, to the extent applicable, the limitations contained in this Article VIII shall apply to all indemnity and other obligations of the parties under this Agreement, except as provided in Section 1.8, Section 5.6, Section 5.7 and Section 5.10 and except to the extent expressly excluded in this Article VIII.

Section 8.7     Escrow Account.

(a)   The Adjustment Escrow Amount shall be held by the Escrow Agent from the Closing Date until the final resolution of any adjustment to the Purchase Price is determined under Section 1.8 hereof and shall be released by the Escrow Agent in accordance with Section 1.8 hereof and the terms of the Escrow Agreement.

(b)   The Indemnification Escrow Amount shall be held by the Escrow Agent from the Closing Date until eighteen (18) months after the Closing Date (the “Escrow Period”) and shall be released by the Escrow Agent in accordance with this Section 8.7 and the terms of the Escrow Agreement.  During the Escrow Period, if any Buyer Indemnitee suffers any Buyer Damages for which such Buyer Indemnitee is entitled to indemnification pursuant to this Article VIII it shall be required to proceed first against the Indemnification Escrow Amount to recover an amount equal to the amount of such Buyer Damages and, if the Indemnification Escrow Amount is insufficient to pay fully such Buyer Damages, thereafter against Sellers pursuant to Section 8.2(c) hereof.

(c)   At the end of the Escrow Period, the Escrow Agent, shall promptly deliver to Sellers cash (the “Returned Cash”) in amount equal to the then current balance of Indemnification Escrow Amount (subject to the prior reduction of the Indemnification Escrow Amount in satisfaction of any Buyer Damage for which any Buyer Indemnitee was entitled to indemnification pursuant to this Article VIII) less the aggregate value of all claims for indemnification under this Article VIII, if any, for which proper notice has been timely filed by a Buyer Indemnitee in accordance with this Article VIII (“Pending Claims”).  At the time that the Escrow Agent delivers the Returned Cash to Sellers, the Escrow Agent shall deliver a notice to Sellers’ Representative and Buyer setting forth the amount of Returned Cash, the aggregate value of all Pending Claims, and the amount of the Indemnification Escrow Amount, including Investment Income (as defined in the Escrow Agreement) thereon, that will remain in escrow under the Escrow Agreement pending resolution of any such Pending Claims (the “Retained Cash”).

(d)   Within ten (10) business days after the date on which a claim for indemnification of Buyer Damages against Retained Cash has been completely and finally resolved in accordance with the Agreement, the Escrow Agent shall deliver to the Sellers, pursuant to an allocation provided by Sellers’ Representative at least 10 days in advance of such distribution, the Retained Cash (including any Investment Income included therein) applicable to such claim less an amount of cash equal to the aggregate amount recovered by Buyer, if any, in connection with the final resolution of such claim against the Retained Cash.

Section 8.8     Cooperation with Sellers’ Representative.  Buyer shall provide reasonable cooperation to Sellers’ Representative and its advisors and representatives in connection with Sellers’ Representative’s investigation of or response to any claim for indemnification by Buyer under this Agreement, including providing reasonable access upon reasonable prior request to the books and records and employees of each of the Companies and their respective Subsidiaries for such purpose; provided, that, nothing herein shall obligate Buyer to disclose confidential or privileged information with respect to the Farmer John Business created after the Closing Date, or with respect to Buyer’s other business at any time, in each case as reasonably determined by Buyers.

ARTICLE IX

MISCELLANEOUS PROVISIONS

Section 9.1     Amendment and Modification.  This Agreement may be amended, modified or supplemented at any time by the parties to this Agreement, under an instrument in writing signed by Buyer and the Sellers’ Representative.

Section 9.2     Entire Agreement; Assignment.  This Agreement and the Exhibits hereto, the Seller Disclosure Letter and the Confidentiality Agreement (a) constitute the entire agreement between the parties concerning the subject matter of this Agreement and supersede other prior agreements and understandings, both written and oral, between the parties concerning the subject matter of this Agreement and (b) shall not be assigned, by operation of law or otherwise, by a party, without the prior written consent of the other parties, except that Buyer may assign any of its rights under this Agreement to any subsidiary of Buyer, so long as Buyer remains responsible for the performance of all of its obligations under this Agreement.

Section 9.3     Severability.  The invalidity or unenforceability of any term or provision of this Agreement in any situation or jurisdiction shall not affect the validity or enforceability of the other terms or provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction and the remaining terms and provisions shall remain in full force and effect, unless doing so would result in an interpretation of this Agreement which is manifestly unjust.

Section 9.4     Notices.  Unless otherwise provided in this Agreement, all notices and other communications under this Agreement shall be in writing and may be given by any of the following methods:  (a) personal delivery; (b) registered or certified mail, postage prepaid, return receipt requested; or (c) overnight delivery service.  Such notices and communications shall be sent to the appropriate party at its address given below or at such other address for such party as shall be specified by notice given under this Agreement (and shall be deemed given upon receipt by such party or upon actual delivery to the appropriate address):

(a)   if to Sellers or Sellers’ Representative, to

500 Newport Center Drive, Suite 910
Newport Beach, CA 92660

Attention: Patrick F. Collins

(b)   if to Buyer, to

Hormel Foods Corporation

One Hormel Place

Austin, Minnesota  55912

Attention:           Executive Vice President and Chief Financial Officer
with a copy to:  General Counsel

with a copy, which shall not constitute notice to Buyer hereunder, to

Dorsey & Whitney LLP

50 South Sixth Street

Minneapolis, Minnesota  55402

Attention:           Robert A. Rosenbaum

Section 9.5     Governing Law.  This Agreement shall be governed by, enforced under and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule thereof.

Section 9.6     Dispute Resolution.

(a)   Negotiation; Mediation.

(i)            In the event of any dispute or disagreement between Sellers and Buyer arising out of or relating to this Agreement ( including disputes concerning the performance of obligations under this Agreement), the matter, on written request of either party, shall be referred to Buyer’s Chief Financial Officer or his designee, on one hand, and Sellers’ Representative, on the other, (the “Representatives”).  The Representatives shall promptly meet in a good faith effort to resolve the dispute.  If the Representatives do not agree upon a decision within 30 calendar days after reference of the matter to them, each of Buyer and Sellers shall be free to exercise the remedies available to it under Section 9.6(b).

(ii)           The Representatives may, if they desire, agree to undertake mediation and may, if they choose, do so in accordance with the commercial mediation rules of the American Arbitration Association (“AAA”), either as written or as modified by mutual agreement.  A written agreement to undertake mediation may be made at any time.  If arbitration proceedings have been instituted, they shall be stayed until the mediation process is terminated.

(b)   Arbitration.

(i)            Any controversy, dispute or claim arising out of or relating in any way to this Agreement or the other agreements contemplated by this Agreement or the transactions arising hereunder or thereunder that cannot be resolved by negotiation or mediation pursuant to Section 9.6(a) shall be settled exclusively by final and binding arbitration in the City of Los Angeles, California.  Such arbitration will apply the laws of the State of Delaware (without regard to Delaware choice-of-law rules to the extent they would require the application of the substantive law of another place), including its statute of limitations, and the commercial arbitration rules of AAA to resolve the dispute.

(ii)           Such arbitration shall be conducted by one independent and impartial arbitrator to be selected by mutual agreement of the parties, if possible.  If the parties fail to reach agreement regarding appointment of an arbitrator within thirty days following receipt by one party of the other party’s notice of arbitration, the arbitrator shall be selected from a list or lists of proposed arbitrators submitted by AAA.  Unless the parties agree otherwise, the arbitrator shall be a former or retired judge.  The selection process shall be that which is set forth in the AAA commercial arbitration rules then prevailing, except that (A) the number of preemptory strikes shall not be limited and (B) if the parties fail to select an arbitrator from one or more lists, AAA shall not have the power to make an appointment but shall continue to submit additional lists until an arbitrator has been selected.  Initially, however, promptly following its receipt of a request to submit a list of proposed arbitrators, AAA shall convene the parties in person or by telephone and attempt to facilitate their selection of an arbitrator by agreement.  If the arbitrator should die, withdraw or otherwise become incapable of serving, a replacement shall be selected and appointed in a like manner.

The arbitrator shall render an opinion setting forth findings of fact and conclusions of law with the reasons therefor stated.  A transcript of the evidence adduced at the hearing shall be made and shall, upon request, be made available to either party.  The arbitrator may, in his or her discretion, require submission of post-hearing briefs.  The fees and expenses of the arbitrator and the court reporter shall be shared equally by the parties and advanced by them from time to time as required; provided that at the conclusion of the arbitration, the arbitrator shall award reasonable costs and expenses to the prevailing party in the arbitration as set forth below.  Each party will be entitled to serve one set of document requests and take one deposition.  Subject to a showing of good cause, the arbitrator may in his discretion order further discovery by either party.  The arbitrator shall render his or her award within 90 days of the conclusion of the arbitration hearing or 45 days after submission of written briefs, if applicable.  Notwithstanding any contrary provision of Delaware law, the arbitrator shall not be empowered to award to either party any punitive damages in connection with any dispute between them arising out of or relating in any way to this Agreement or the other agreements contemplated hereby or the transactions arising hereunder or thereunder, and each party hereby irrevocably waives any right to recover such damages.  The arbitrator shall determine which party is the prevailing party, and the prevailing party shall be awarded reasonable attorneys’ fees, expert and non-expert witness costs and expenses, and other costs and expenses incurred in connection with the arbitration (including expert witness costs and witness travel and lodging costs) unless the arbitrator, for good cause, determines otherwise.  Costs and fees of the arbitrator (including the costs of the record of the transcripts of the arbitration) shall be borne by the non-prevailing party, unless the arbitrator for good cause determines otherwise.

(iii)          Notwithstanding anything to the contrary provided in this Section 9.6(b) and without prejudice to the above procedures, either party may apply to any court of competent jurisdiction for temporary injunction or other provisional judicial relief or to specifically enforce the terms of this Agreement if such action is necessary to avoid irreparable damage or to preserve the status quo until such time as the arbitrator is selected and available to hear such party’s request for temporary relief.  Judgment on the award rendered by the arbitrator shall be final and not subject to judicial review and judgment thereon may be entered in any court of competent jurisdiction.

(c)   Inapplicable to Section 1.8.      Notwithstanding anything to the contrary contained in this Agreement, this Section 9.6 shall not apply to the provisions of Section 1.8 of this Agreement.

Section 9.7     Descriptive Headings.  The descriptive headings used in this Agreement are inserted for convenience of reference only and shall in no way be construed to define, limit, describe, explain, modify, amplify, or add to the interpretation, construction or meaning of any provision of, or scope or intent of, this Agreement nor in any way affect this Agreement.

Section 9.8     Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but any of which together shall constitute one and the same instrument.

Section 9.9     Fees and Expenses.  Whether or not this Agreement and the transactions contemplated by this Agreement are consummated, and except as otherwise expressly set forth in this Agreement, all costs and expenses (including legal and financial advisory fees and expenses) incurred in connection with, or in anticipation of, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

Section 9.10   Interpretation.  The phrase “to the knowledge of Sellers,” “to the knowledge of the Company,” or any similar phrase shall mean such facts and other information which, as of the date of this Agreement, are actually known by any of following persons: Joseph D. Clougherty, Anthony P. Clougherty, Bernard J. Clougherty, Kathleen C. Regan, James B. Stephenson, Patrick F. Collins, and Michael D. Terrill, in each case after such consultations with employees of the Companies or Subsidiaries as may be reasonable under the circumstances.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.  For purposes of this Agreement, the terms “to Buyer’s knowledge,” “known to Buyer,” or other similar words of similar meaning shall mean the actual knowledge of Michael McCoy, Mahlon Schneider, Robert Johnson, Brian Stevens or Gary Ray, after such consultations with employees of Buyer as may be reasonable under the circumstances.

Section 9.11   Third-Party Beneficiaries.  Notwithstanding Section 5.8 of this Agreement, this Agreement is solely for the benefit of Sellers and their successors and permitted assigns, with respect to the obligations of Buyer under this Agreement, and for the benefit of Buyer, and its successors and permitted assigns, with respect to the obligations of Sellers under this Agreement, and this Agreement shall not be deemed to confer upon or give to any other third party any remedy, claim of liability or reimbursement, cause of action or other right.

Section 9.12   No Waivers.  Except as otherwise expressly provided in this Agreement, no failure to exercise, delay in exercising, or single or partial exercise of any right, power or remedy by any party, and no course of dealing between the parties, shall constitute a waiver of any such right, power or remedy.  No waiver by a party of any default, misrepresentation, or breach of warranty or covenant under this Agreement, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant under this Agreement or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.  No waiver shall be valid unless in writing and signed by the party against whom such waiver is sought to be enforced.

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IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be duly signed as of the date first above written.

SELLERS:

/s/ JOSEPH D. CLOUGHERTY
Joseph D. Clougherty

/s/ Anthony P. Clougherty
Anthony P. Clougherty

/s/ Bernard J. Clougherty
Bernard J. Clougherty

/s/ Kathleen C. Regan
Kathleen C. Regan

THE BERNARD J. CLOUGHERTY ANNUITY TRUST

By:	/s/ Patrick F. Collins
Name: Patrick F. Collins
Title: Sole Trustee

THE JOSEPH D. CLOUGHERTY ANNUITY TRUST

By:	/s/ Bernard J. Clougherty
Name: Bernard J. Clougherty
Title: Sole Trustee

THE ANTHONY P. CLOUGHERTY ANNUITY TRUST

By:	/s/ Bernard J. Clougherty
Name: Bernard J. Clougherty
Title: Sole Trustee

THE KATHLEEN C. REGAN ANNUITY TRUST

By:	/s/ Bernard J. Clougherty
Name: Bernard J. Clougherty
Title: Sole Trustee

SELLERS’ REPRESENTATIVE:

/s/ Patrick F. Collins
Patrick F. Collins

HORMEL FOODS CORPORATION

By:	/s/ James. N. Sheehan
Name: James N. Sheehan
Title: Vice President & Controller